Form 10-K405, Exhibit 13
period 1996-12-31
KARRINGTON HEALTH INC
filed 1997-03-31
CIK 1012710

                            KARRINGTON HEALTH, INC.


                                PUTTING MORE

                                    LIFE

                                 IN ASSISTED

                                    LIVING

[PHOTO: Male resident with two young children.]
[PHOTO: Female resident with caregiver.]
[PHOTO: Karrington of South Hills residence.]




                               1996 ANNUAL REPORT

------------------------------------------------------------------------------
     TABLE OF CONTENTS

9  Management's Discussion and                  17 Consolidated Statements
   Analysis of Financial Condition                 of Cash Flows
   and Results of Operations
                                                18 Notes to Consolidated
13 Management's Statement of                       Financial Statements
   Financial Responsibility
                                                26 Selected Consolidated
13 Report of Independent                           Financial Data
   Auditors
                                                27 Common Share Information
14 Consolidated Balance Sheets
                                                27 Shareholder Information
15 Consolidated Statements of Operations
                                                28 Directors & Officers
16 Consolidated Statements
   of Equity                                    29 Karrington Market Areas


   REVENUES
     (Thousands
     of dollars)


               [GRAPH: Karrington's 1994, 1995 and 1996 revenues.]


---------------------------------------------------------------------------

CORPORATE PROFILE


     Founded in 1989, Columbus, Ohio-based Karrington
Health, Inc. develops, owns and operates private-pay assisted living residences for physically frail and cognitively impaired seniors, as well as dedicated
Karrington Place residences for individuals with Alzheimer's Disease and related disorders.
     At residences across the country, Karrington provides high quality programs and services for seniors who need assistance with activities of daily living, such as eating, bathing and personal hygiene, dressing and grooming, and walking.
     At year-end 1996, Karrington had nine residences open and 17 under construction. Karrington's network includes residences owned solely by the Company and joint ventures with a major national health care system, Catholic Health Initiatives, a $4 billion, 61-hospital operation.
     Karrington expects to expand its residence network and relationships with major health care systems in 1997 with the purchase of Kensington Management Group, Inc., a multi-state operator of assisted living Alzheimer's care residences with ties to the Mayo Clinic.
     Plans for 1997 call for opening 19 more residences--11 Karrington-owned, 3 joint ventures, and 5 Kensington Alzheimer's care residences. In 1998, the Company expects to open 27 new Karrington, joint venture, and Kensington residences--3 of which are now under construction. By December 1999, the goal is 89 residences--77 owned by Karrington and 12 with joint venture partners.
     Karrington founders and principals Richard R. Slager and Alan B. Satterwhite in 1991 entered into a partnership with JMAC, Inc., an investment company owned by John H. McConnell and John P. McConnell of Worthington Industries,
Inc. The objective of the partnership: position Karrington for aggressive growth in the rapidly expanding $15 billion assisted living industry.
     Since opening its first residence in 1992, Karrington has more than quadrupled its annual revenues, generating approximately $12 million in 1996 from its network of Karrington-operated residences and joint ventures.
     In July 1996, Karrington became a public company, raising approximately $28.4 million from the sale of 2.4 million common shares. The Company's access to capital in a very capital-intensive industry supports Karrington's growth goals.
     Committed to providing a supportive
residential environment, enabling residents to age-in-place, Company management, employees, and directors embody
Karrington'S MISSION STATEMENT: DEDICATED TO EXCELLENCE IN PRESERVING AND ENHANCING PERSONAL DIGNITY, INDIVIDUALITY, INDEPENDENCE AND QUALITY OF LIFE.


The forward-looking statements in this report are subject to certain risks and uncertainties that could cause actual results to differ materially from expectations. These include without limitation licensing, permitting, construction delays, cost increases on new developments, business conditions, adverse changes in general economic conditions, meeting all closing requirements, including licensure, and the availability of financing for these developments. These and other risks are set forth in the reports filed by the Company with the Securities & Exchange Commission.

-------------------------------------------------------------------------------
                             KARRINGTON HEALTH INC.

                             1996 ANNUAL REPORT

-------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS

                                                      YEAR ENDED DECEMBER 31,
                                   ----------------------------------------------------------
                                         1996                1995                  1994
                                   ----------------    ----------------      ----------------
Total revenues                         $9,596,000          $6,744,000            $5,264,000

Residences (end of year) (1):
     Open.........................              9                   5                     4
     Under construction...........             17                   5                     1
     Under contract...............             10                   8                     2

Number of units (end of year) (1)
     Open.........................            454                 272                   213
     Under construction...........          1,010                 243                    59
     Under contract...............            742                 509                   128

Occupancy rate (1)................           94.3%               96.4%                 98.9%
Resident days (1).................        111,165              86,557                58,400

---------------------------------------
(1)  Includes residences jointly-owned by the Company and CHI.  Occupancy rate includes residences open for more than one year at the beginning of the year presented.

------------------------------------------------------------------------------------------------------


LETTER FROM THE CHAIRMAN

     The year ended December 31, 1996 was one of tremendous growth and strategic transition for your Company, as we successfully completed our initial public offering of 3 million shares on July 18. Since then, Karrington has experienced strong growth in revenues, while filling our development and construction pipeline to meet projected growth.
     For the full year 1996, revenues rose 42% to $9.6 million from $6.7 million in 1995. Excluding a one-time tax charge of $.17 per share, the 1996 net loss was $1.7 million, or $.31 per share, compared to a loss of $1.9 million, or $.45 per share in 1995. System-wide revenues, including jointly owned residences, increased 40% to $12 million in 1996, from $8.6 million in 1995. Per share results were at break-even for the final quarter of the year, the same period in which construction started on 11 new residences. Our operating model and growth strategy are supported by the positive financial results of the entire year and the fourth quarter of 1996.
      Revenues for stabilized residences increased 4% in 1996, reflecting our ability to improve same-residence results by capturing incremental services revenue through our "aging-in-place" approach to assisted living. Your Company's philosophy of operating a higher-acuity, customer-focused, aging-in-place model results in a longer length of stay, with the potential for increased per-resident revenues as health care needs increase.
     Thanks to state-of-the-art quality assurance programs, expanded in 1996, your Company regularly receives deficiency-free reviews from state licensing authorities, while maintaining 95% occupancy rates in our stabilized residences. This--along with the above-mentioned strategies--improved the Company's operating income margin for stabilized residences to 35% in 1996 from 32% in 1995, excluding depreciation and amortization.
     System revenue growth resulted from a full year of operations for residences opened in 1995, as well as the 1996 opening of new residences in Pittsburgh, Pennsylvania; Columbus, Ohio; and Albuquerque, New Mexico. Operating results include costs associated with corporate staff additions to manage Karrington's steadily growing operating base.
     At year end, Karrington had investment-grade, short-term securities totaling $12.3 million; $32.8 million of long-term debt; more than $300 million in available project financing; and shareholders' equity of $30.7 million.
     Today, your Company has 17 new Karrington assisted living residences under construction in six states, with 14 openings scheduled for 1997. The Company has 14 sites under contract and has

-------------------------------------------------------------------------------
[PHOTO: Richard R. Slager, Chairman and CEO.]

identified and is negotiating the acquisition of more than 20 additional sites. More than half of those are in existing markets, reflecting our strategy of achieving economies of scale and improving operating efficiencies through regionalization.
     Your Company's joint venture with Catholic Health Initiatives (CHI), a $4 billion acute-care operator of 61 hospitals in 20 states, continues to expand. Karrington and CHI plan a total of 12 residences in 10 markets.
Three residences are in operation, three are under construction, and two sites are under contract.
     Our planned acquisition of Kensington Management Group, Inc. is expected to close in April 1997. Kensington has 12 residences open or under construction, totaling 406 beds in three states. A specialty Alzheimer's care company, headed by industry pioneer Jon Rappaport, Kensington will add to Karrington's high-acuity niche, while providing your Company with a smaller model, ideal for many new markets. We anticipate Kensington will develop 15 new residences, or cottages, to serve more than 420 seniors over the next three years.
     The Kensington acquisition brings us additional benefits. Given its established relationship with the Mayo Clinic in Rochester, Minnesota, Kensington enhances your Company's strategic ventures with internationally recognized acute-care health systems. It also opens the door for potential development opportunities to continue Alzheimer's research with the Mayo Clinic in Florida and Arizona.
     As an extension of Karrington's services, your Company in 1996 instituted a neighborhood outreach program, providing meals, transportation and other assisted living services to community residents who are not quite ready to move to Karrington. We believe this program will add to the Company's earnings in the years ahead, through fee-for-service revenues and market referrals. Karrington is also in the process of implementing an adult day care program which will expand its outreach to the community while adding to each residences' bottom line.
     1996 also saw the introduction of Karrington Advisory Services (KAS), the Company's newly formed consulting arm. KAS is poised to profit from management and consulting opportunities your Company encounters as a leader in assisted living development, construction, marketing, financing, and operations. Our people, development strategy, construction expertise, operational experience and consulting know-how are respected and valued in the industry.
     On a personal note, we welcome new associates and shareholders to the Karrington family. A true blending of talents, friendships, and experiences, your Company remains committed to achieving the Karrington Mission:
          DEDICATED TO EXCELLENCE IN
          PRESERVING AND ENHANCING
          PERSONAL DIGNITY, INDIVIDUALITY
          INDEPENDENCE AND QUALITY OF LIFE
      Ours is a Mission founded on the principles of dignity, respect, love and service. A Mission intended to enrich the lives of our residents and their loved ones. A Mission rooted in the family. A Mission that values our customers, employees and shareholders.
     We greatly appreciate your confidence in and support of the Karrington family.

Sincerely,


/s/ RICHARD R SLAGER

RICHARD R SLAGER
Chairman and CEO

[PHOTO: Six senior officers of Karrington Health, Inc. including Stephen Lewis, Anthony DiBlasi, Richard R. Slager, Robin V. Holderman, Alan B. Satterwhite
and Mark N. Mace.]
-------------------------------------------------------------------------------
                             KARRINGTON HEALTH INC.

                              1996 ANNUAL REPORT

        The American family is reinventing itself...
and the way it cares for its elderly. Americans are living longer--and have greater financial stability--than at any time in history.


     The elderly are the nation's fastest growing population segment, with the number of individuals age 85-plus expected to reach 4.3 million by the turn of the century. Adults over 65 currently number 30 million, a figure the U.S. Census Bureau expects will double by the year 2030.

[PHOTO: Female resident with medical staff RN taking blood pressure.]

     Changing demographics, coupled with the fact that the elderly often are incapable of independent living, have created tremendous opportunities for Karrington Health, Inc. and the entire assisted living industry. The Census Bureau reports that 50% of people over age 85 need help with at least one activity of daily living (ADL), such as eating, bathing and personal hygiene, dressing and grooming, and walking. Another 7 million individuals over age
65 need ADL assistance, and this number will double by 2020.
     In the past, assistance usually was provided by a female family member. But with the percentage of women working outside the home up from 38% in 1960 to 57% today, their availability to fill the traditional caregiver role has declined. Single parents, growing numbers of Americans living alone and our transient society have further reduced the number of adult children able to care for elderly parents and relatives. Consequently, the number of seniors living alone has more than quadrupled since 1960, growing from 7% to 30% of the population.
     Fortunately, when living alone is no longer an option, most older Americans can afford to move to an assisted living residence. According to the demographics firm Claritas, Inc., more than 53% of seniors over age 80 have incomes of $15,000 or more, with 35% reporting at least $25,000. In addition, the U.S. Bureau of Labor and Statistics puts the median net worth of the age-75-and-older family at $87,000.
     The Assisted Living Federation of America (ALFA) predicts that, with the over-85 population doubling to more than 5.6 million by the year 2010, there could be a demand for more than 50,000 new assisted living units annually. Couple that with the U.S. Department of Health and Human Services' estimate that about half a million of the nation's 1.6 million nursing home residents are viable assisted living candidates, and it is no surprise that the $15 billion assisted living industry is expected to grow to $30 billion by the year 2000.
     Wall Street has taken notice of the rapidly expanding market for assisted living as the number of publicly traded assisted living companies has increased more than six-fold--from two to 13--between 1994 and year-end 1996. The challenge facing the elderly and their families, as well as shareholders and the investment community, is to identify well-managed, professional assisted living providers--such as Karrington--that are positioned to survive inevitable industry consolidation and thrive in the new century.

THE KARRINGTON
ADVANTAGE:  CAPITAL,
CARE AND CREDIBILITY

   Karrington became a public company in July 1996, raising approximately $28.4 million from the sale of 2.4 million common shares. Karrington's access to capital in a very capital-intensive industry supports the Company's growth goals.

[PHOTO: Male resident with residence staff member.]

                                     LIFE

In addition to having the wherewithal for on-going development and potential acquisitions, what differentiates Karrington from other assisted living companies--public and private--are its unique competitive advantages:

HIGH-ACUITY PRODUCTS AND SERVICES: At the heart of Karrington are the skilled and caring people, unique products and services, and dignified environments that enable Karrington residents to age-in-place gracefully. Among the high-acuity services the Company offers are Alzheimer's and related special care programs, including dedicated Karrington Place residences, opened in 1996. Unique product and service offerings--designed to enhance quality of life and respect individuality--include personalized wellness assessment programs and restaurant-style menus. Innovative community service activities introduced by Karrington over the past 12 months include the Neighbors Program and Adult Day Respite care, which are designed to relieve caregivers, while building relationships with area seniors who may someday need assisted living.

PROTOTYPE MANSION-STYLE RESIDENCES: Karrington residents age-in-place in mansion-style communities, housing 60 to 80 seniors who need assistance with several activities of daily living, but do not require nursing home care. Karrington offers a flexible, price-sensitive rate and service structure, charging residents only for the care they need and the size of residential suite and roommate options they choose. Each residence is managed by an administrator and four-person supervisory team, overseeing approximately 28 full-time employees. All resident services are provided by licensed nurses (RNs and LPNs) and trained resident assistants. Karrington was among the first assisted living companies to have full-time nurses on staff 24 hours, to meet the health care needs of physically frail and cognitively impaired residents.

STRATEGIC PARTNERSHIPS: Karrington's development partnership with the $4 billion, 61-hospital Catholic Health Initiatives (CHI) brings Karrington the benefits of capital, credibility, and customer referral. Karrington's planned acquisition of Kensington Management Group, Inc., with ties to the world-renown Mayo Clinic, will enhance the Company's participation in Alzheimer's research, while creating new development opportunities. Management plans to continue expansion of relationships with nationally respected acute health care systems to further broaden Karrington's position as an industry leader.

DEVELOPMENT STRENGTH: Karrington's 16-member development team has extensive real estate acquisition, design, engineering, zoning, general construction and project management experience. Responsible for all development to date--nine open Karrington residences and 17 under construction--the department in 1996 entered into outsourcing agreements to facilitate site selection and ease entry into new markets, including additional states and major metropolitan areas. These developers are working with Karrington to identify assisted living sites in California, New York, Connecticut, the Chicago area and the Mid-South. These development partnerships, coupled with over $300 million in project financing, led by the $100 million financing package Karrington secured from Meditrust in 1996, will assist

-------------------------------------------------------------------------------

                          KARRINGTON HEALTH, INC.

                              1996 ANNUAL REPORT

the Company in meeting its development goals through 1999 and beyond.

PEOPLE: Karrington's management team and employees embody the Company's mission statement. The Company has a thoroughly trained staff of 430 administrative, health, and residential care professionals--a number that is expected to more than triple in 1997, as new residences open. Karrington's experienced management team includes senior executives who helped pioneer the industry's national trade association, ALFA. Management is supported by what is arguably the strongest board of directors in the assisted living industry. With the 1996 formation of the Karrington Advisory Services consultation and management services division, the Company is making its expertise available to others in the assisted living industry.

THE KARRINGTON MODEL FOR STRATEGIC GROWTH

     In 1996, Karrington opened four new residences, bringing to nine the total number of residences the Company has open. Two of the four residences opened last year were part of a joint development with Catholic Health Initiatives, one of the nation's leading health care providers. CHI offers tremendous benefits to Karrington, including community and industry-wide name recognition; credibility; capital; access to prime locations; and referral of prospective residents.

     Karrington/CHI's 1996 residences are located in Albuquerque, New Mexico, a new market for the Company. They include a 61-unit assisted living residence and an adjacent 28-suite specialty Alzheimer's and cognitive disorders residence.
     Plans for 1997 call for the opening of 19 additional residences--11 Karrington-owned, three joint ventures, and five Kensington Alzheimer's care residences. Management's goal for year-end 1998 is to open 27 new Karrington, joint venture, and Kensington residences, three of which are currently under construction. By December 31, 1999, the goal is 89 residences--77 owned by Karrington and 12 with joint venture partners. Projected growth in the Karrington residence network will result in substantial increases in annual revenues, strengthening the Company's position as an industry leader.
      Karrington takes a location-sensitive approach to development--identifying, acquiring, and developing the best site in each market. While competitors may build more buildings quicker, Karrington's goal is always to out-position other assisted living providers. The fact that residents and their families appreciate the combination of individualized care and quality staffing and services, coupled with the convenient locations, quality construction, and functional beauty of Karrington homes, is reflected in the over 90% occupancy rate consistently achieved within a new residence's first year.
     Over the next 12 months, the Company will continue its aggressive exploration of additional markets, with 1997 construction planned for the San Francisco Bay region; Chicago area; Memphis, Knoxville, and Nashville, Tennessee; Upstate New York; Connecticut; and Washington, D.C.
     To help reach its 1999 goals, the Company will apply its standard portfolio of residence prototypes, while

[PHOTO: Female resident being helped down stairs by caregiver.]

            Karrington is dedicated to Excellence in Preserving and Enhancing Personal Dignity, Individuality, Independence, and Quality of Life for its Residents.

                                    LIVING

establishing regional relationships with architects, engineers and contractors. The objective is to take advantage of suppliers' learned knowledge of Karrington's unique models to construct high-quality residences faster, reducing management time and cost, and reflecting the architecture of each community.

AGING-IN-PLACE:
HIGH-QUALITY HEALTH CARE
PLUS HANDS-ON HOSPITALITY

     Few assisted living operators provide the comprehensive range of care--such as Alzheimer's programs and other special care services--that Karrington delivers. Karrington is committed to helping its residents--75% of whom are women with an average age of 83--live the balance of their lives with personal dignity, individuality, independence and quality of life.
     Most Karrington residents have age-related disabilities and need assistance with three or more activities of daily living. Unlike assisted living operators that discharge to nursing homes high-acuity residents, such as individuals who are incontinent, utilize a wheelchair or walker or have Alzheimer's Disease, Karrington has the people and services in place to provide residents with the extra care they need as they age. Karrington's goal is to allow each resident to age-in-place at Karrington, ideally making Karrington his or her final home.

[PHOTO: Female resident in wheelchair with a visitor.]

     Fifty percent of people over age 85 suffer from some stage of Alzheimer's Disease. Karrington has developed products to allow the Company to care for most residents with cognitive disorders until the end of their lives, often precluding the need for hospitalization or nursing care.
     Since its inception, Karrington has provided a residential alternative--the Company's special care program--to care for individuals who suffer from dementia. In the past, these individuals would have been institutionalized in a hospital or nursing facility. In addition, all employees are cross-trained and undergo in-depth, special care training to assist them in identifying, monitoring and serving residents, beginning with the earliest signs of dementia.
     Over the past 12 months, the Company opened two Karrington Place assisted living residences, dedicated solely to serving the special needs of residents with Alzheimer's Disease and related disorders. Karrington Place is a unique, safe, and inviting residence that looks and feels like a hometown neighborhood, complete with cheerful common areas and secure outdoor walking paths. Karrington Place caregivers are specially trained to assist residents facing the challenges of communication, nutrition, wandering and sleep. Setting a new standard for the long-term care of residents with dementia, Karrington Place enhances dignity, promotes individuality and encourages independence. Additional Karrington Place residences are planned for 1997 and beyond.
     Karrington's scope of Alzheimer's care will expand in 1997 as the Company completes its acquisition of Kensington Management Group, Inc., a provider of multi-state assisted living Alzheimer's care residences. With a letter of intent signed in November 1996, management targets April 1997 for

-------------------------------------------------------------------------------

                          KARRINGTON HEALTH, INC.

                              1996 ANNUAL REPORT

completion of the transaction. At the time of the acquisition, Kensington's annualized revenues will approximate $10 million, and it will have 12 residences open or under construction, with 406 licensed beds in three states. Development is in progress for the establishment of new campus communities in Jacksonville, Florida and Phoenix, Arizona. Kensington operates Alzheimer's care communities under the name Kensington Cottages, and intends to further develop its Alzheimer's care programs using medical directors with geriatric and dementia specialties similar to its relationship with the Mayo Clinic in Rochester, Minnesota.
     An innovative, nonresidential program Karrington is marketing is its Neighbors Program, started in 1996 and targeted for expansion in 1997. The Neighbors Program takes Karrington's personnel and programs out into the communities in which it operates residences. Through the Neighbors Program, Karrington makes select services-including transportation, meal preparation and delivery, light cleaning and laundry service, prescription and grocery delivery, and companionship-available for a fee to elderly individuals. The Neighbors Program gives caregivers a needed break, and grants Karrington the opportunity to introduce staff and services to seniors who may someday choose assisted living.

[PHOTO: Male resident with two young children.]

     Plans for 1997 include the rollout of an Adult Day Respite program to enable seniors to spend part of a day and/or a night at a Karrington residence. In addition, management over the next year will continue to develop hospice programs--the final phase of aging-in-place. As Karrington and the elderly population grow, the Company will keep looking to the community, residents and caregivers for programming needs and solutions.

KARRINGTON
PROFESSIONALS:
HEALTH CARE EXPERTISE
WITH BUSINESS SAVVY

     Karrington's ability to provide innovative assisted living products is directly linked to the Company's skilled staff, experienced management and strong board of directors.
     Karrington deeply values employee education. All residence staff undergo an extensive and innovative training program, covering all aspects of Karrington's operation and philosophy. Mentoring with a registered nurse--to help staff identify and monitor residents' health care needs, including the early stages of dementia--is followed by on-going, year-round education.
     "Karrington Kollege," established in 1996, is a week-long, intensive training program, which is held at the home office and is mandatory for administrators and department supervisors. Operations are reviewed, and the Karrington corporate philosophy toward its residents is stressed: The residents' needs are the Company's number-one priority. If it benefits the residents, no job is too small for a Karrington associate.
     Under the direction of Operations Senior Vice President John Knutson--a former ALFA director and well-known industry expert who joined Karrington in 1996--the Company has established a comprehensive quality assurance (QA) program to monitor and maintain established standards of care. Karrington's QA team works with residence management to ensure staff is trained, clinical policies and procedures are followed, and state and federal licensing requirements are met.
     Karrington's staff is supported by senior executives who helped pioneer the assisted living industry. Chairman and Chief Executive Officer Richard R. Slager is co-founder of the Company and immediate past-chairman of ALFA. Chief Financial Officer Alan B. Satterwhite, co-founder of Karrington, chaired the 1996 ALFA Overview Task Force Committee. A testament to Karrington's management strength is the Company's board of directors. Recognized by the assisted living industry and the investment community as probably the strongest board in the industry, the Karrington board is an unusually influential group for a young, growing company.
     Combining health care know-how with acquisition expertise and experience growing public companies into national industry leaders, Karrington's 11-person board of directors works with senior management to position the Company as a leader in the burgeoning assisted living industry.
     Outside directors include John S. Christie, President of JMAC, Inc., an investment company and principal Karrington shareholder; Dr. Bernadine P. Healy, Dean of The Ohio State University

                                   KARRINGTON

Medical School and former director of the National Institutes of Health; David H. Hoag, Chairman and CEO of LTV Corp.; John H. McConnell, founder and Chairman Emeritus of Worthington Industries; Charles H. McCreary, partner of the law firm Bricker & Eckler; James V. Pickett, Chairman of Pickett Realty Advisors and Managing Director of the real estate investment group of Banc One Capital Corporation; Harold A. Poling, retired Chairman of Ford; Michael
H. Thomas,

[PHOTO: Female resident being served coffee by a caregiver.]

Executive Vice President and Treasurer of JMAC, Inc.; and Robert D. Walter, Chairman and CEO of Cardinal Health.
     Given Karrington's talent pool and depth of management experience, it is no surprise that organizations considering entry into the assisted living industry look to Karrington for counsel. In 1996, in response to growing requests for consulting services, the Company formed the Karrington Advisory Services division. Located in Cleveland, Ohio, KAS is Karrington's full-service consulting arm. KAS' target market includes organizations, such as hospitals, apartment developers, nursing home operators and health care systems, seeking expertise in the assisted living industry. Management expects KAS to experience steady growth throughout 1997 and beyond.

KARRINGTON:
Positioned For Leadership
In The Next Century

     Since opening its first residence in 1992, Karrington has more than quadrupled its annual revenues, generating approximately $12 million in 1996 from the Company's network of Karrington-operated residences and joint ventures. Over the past four years, the number of residences open, under construction, or in contract to the Company has grown from five to 36, with residential suites increasing from 160 in 1992 to 454 at year-end 1996.
     Karrington's future growth will come from developing, opening and operating residences in current markets, new communities and

[PHOTO: Female resident with young child.]

additional states; expanding joint venture relationships with major U.S.
health care systems; continuing to provide broad-based services that allow high-acuity residents to age-in-place; and strategically acquiring residences for conversion to the Karrington model.
     The Company made significant capital investments--time and money--in 1996, building what it believes is the finest, most experienced management team and staff in the assisted living industry. In addition, much of the Company's focus over the past 12 months has been on standardizing internal operations, such as employee training, resident assessment, quality assurance and outsourcing relationships.
     BY STREAMLINING PROCESSES, STANDARDIZING PROCEDURES AND
ENSURING QUALITY, THE COMPANY HAS SUCCEEDED IN POSITIONING
KARRINGTON AS THE ASSISTED LIVING PROVIDER OF CHOICE FOR
PHYSICALLY FRAIL AND COGNITIVELY CHALLENGED AMERICANS.

-------------------------------------------------------------------------------

                          KARRINGTON HEALTH, INC.

                              1996 ANNUAL REPORT
-------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

OVERVIEW

     The Company derives its revenues from two primary sources: (i) resident fees for the delivery of assisted living services and (ii) development fees and management services income for development and management of residences in which the Company does not own a controlling interest. The Company's revenue is derived principally from resident fees, which in 1996 comprised 93% of total revenues (92% in 1995 and 95% in 1994). Resident fees are paid monthly by residents, their families or other responsible parties and historically have been derived 100% from private pay sources. Resident fees include revenue from basic assisted living care, community fees, extended and special needs care, Alzheimer's care and other sources. Community fees are one-time fees generally payable by a resident upon admission, and extended care and Alzheimer's care fees are paid by residents who require personal care in excess of services provided under the basic care program.
Development fees and management services income, which accounts for the remaining percentage of revenues, consists of development fees recognized over the development and construction period and management fees which are a percentage of a managed residence's total operating revenues and are recognized as services are performed.

     The Company categorizes its operating expenses as follows: (i) residence operations, which includes labor, food, media advertising and promotion and other direct general operating expenses; (ii) general and administrative expenses, consisting of corporate and support functions such as marketing, accounting and other administrative expenses; and (iii) depreciation and amortization. In anticipation of its growth plans, the Company made significant investments in the number of management and staff at its headquarters in 1996 and 1995.

RESULTS OF OPERATIONS

     The following table sets forth certain data from the respective consolidated statements of operations as a percentage of total revenues:


                                                YEAR ENDED DECEMBER 31,
                                           ------------------------------------
                                             1996          1995          1994
                                           --------      --------      --------
Total revenues ..........................     100.0%        100.0%        100.0%
Expenses:
Residence operations ....................      68.5          65.0          65.6
General and administrative ..............      28.9          25.3          12.0
Depreciation and amortization ...........      14.4          14.5          16.1
Write-off of intangible asset ...........         -           7.3             -
                                           --------      --------      --------
Total expenses ..........................     111.8         112.1          93.7
                                           --------      --------      --------
Operating income (loss) .................     (11.8)%       (12.1)%         6.3%
                                           ========      ========      ========
Resident days (2) .......................    87,974        67,256        57,213
Average occupancy percentage (1) ........      93.4%         96.4%         98.9%
End of year (2):
Number of residences open ...............         6             4             3
Number of units .........................       312           219           160


(1) Average occupancy percentage represents the average occupancy of the Company-owned residences open for one year or more at the beginning of the year presented.

(2) Excludes residences jointly-owned by the Company and CHI accounted for by the equity method.

-------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

YEAR ENDED DECEMBER 31, 1996
COMPARED TO YEAR ENDED
DECEMBER 31, 1995

     Total revenue increased $2.9 million, or 42.3%, to $9.6 million in 1996 from $6.7 million in 1995, primarily due to the growth in resident revenues. Resident revenues increased $2.7 million, or 43.9%, primarily due to the opening of two new residences during 1996 and a full year of operations for 1995 residence openings (total of $2.4 million) and to the increase in the average daily resident rate. The average daily resident rate increased 7.1% to $93.05 in 1996 compared to $86.90 in 1995, primarily due to an increase in the average daily basic care rate of $7.12.

     Development and project management fees increased $118,000, or 22.6%, to $643,000 in 1996 from $524,000 in 1995, primarily due to development and management fees associated with the increased number of projects open or in development under the relationship with CHI.

     Residence operations expenses increased $2.2 million, or 50.1%, to $6.6 million in 1996 from $4.4 million in 1995. As a percentage of total revenues, residence operations expenses increased from 65.0% in 1995 to 68.5% in 1996. This increase is primarily attributable to the opening of a new residence in October 1995 and two residences in 1996, as operations expenses are historically higher as a percent of total revenues during the first year of operation of a residence. Excluding these three residences, operations expenses were 60.7% of total revenues in 1996 compared to 63.2% in 1995.

     General and administrative expenses increased $1.1 million, or 62.7%, to $2.8 million in 1996 from $1.7 million in 1995, primarily due to increased compensation, payroll taxes and related benefits of $800,000 as a result of hiring additional management and staff at the Company's headquarters in anticipation of the Company's growth plans and the addition of a manager-in-training program initiated in the Spring of 1995. The Company expects the rate of increase in its general and administrative expenses will decrease as new personnel needs have been reduced by recent hires. In addition, the Company expects its general and administrative expenses will decrease as a percentage of its total operating revenues due to anticipated economies of scale resulting from the Company's development program.

     Depreciation and amortization increased $399,000, or 40.7%, to $1.4 million in 1996 from $1.0 million in 1995, primarily due to the opening of two new residences in 1996 and a full year of operations for 1995 residence openings.

     Interest expense increased $249,000, or 24.4%, to $1.3 million in 1996 from $1.0 million in 1995, primarily due to the opening of two new residences in 1996 and a full year of operations for 1995 residence openings.

     Interest income resulted primarily from the investment of the Company's net proceeds from its initial public offering in July 1996.

     The increase in deferred income taxes resulted primarily from the Company's reorganization in July 1996. A deferred tax provision of $938,000 was recorded for the differences in the basis for tax purposes and for financial accounting purposes of recorded assets and liabilities as of July 18, 1996. This provision was offset by a $255,000 benefit recorded for the financial reporting loss for the period from July 18, 1996 to December 31, 1996.

YEAR ENDED DECEMBER 31, 1995
COMPARED TO YEAR ENDED
DECEMBER 31, 1994

     Total revenue increased $1.5 million, or 28.1%, to $6.7 million in 1995 from $5.3 million in 1994 primarily due to the growth in resident revenues. Resident revenues increased $1.2 million, or 25.0%, primarily due to the increase in resident revenues of $531,000 from the residence which opened in late December 1993, an increase of $433,000 resulting from higher average daily resident rates and the opening of a residence in late October 1995. The average daily resident rate increased 9.5%, to $86.90, in 1995 from $79.33 in 1994, primarily due to an increase in the average daily basic care rate of $5.32.

     Development and project management fees increased $237,000, or 82.3%, to $524,000 in 1995 from $287,000 in 1994, primarily due to the increased number of projects in development under the relationship with CHI.

     Residence operations expenses increased $926,000, or 26.8%, to $4.4 million in 1995 from $3.5 million in 1994, primarily due to a 17.6% increase in resident days and the Company's adoption of the provisions of AICPA SOP 93-7, the effect of which was an increase in marketing

-------------------------------------------------------------------------------

                          KARRINGTON HEALTH, INC.

                               1996 ANNUAL REPORT

-------------------------------------------------------------------------------

expenses of $199,000. As a percentage of total revenues, residence operations expenses decreased from 65.6% in 1994 to 62.0% in 1995 (excluding the effects of AICPA SOP 93-7). This decrease is primarily attributable to the second full year of operations at a residence where the average occupancy percentage increased to 93.7% in 1995 from 63.2% in 1994.

     General and administrative expenses increased $1.1 million, or 169%, to $1.7 million in 1995 from $634,000 in 1994, primarily due to increased compensation, payroll taxes and related benefits of $714,000 as a result of hiring additional management and staff at the Company's headquarters (from 20 at the end of 1994 to 40 at the end of 1995) in anticipation of the Company's growth plans, including the addition of a manager-in-training program in the Spring of 1995, increased incentive compensation and compensation increases for existing staff and management.

     Depreciation and amortization increased $136,000, or 16.0%, to $980,000 in 1995 from $844,000 in 1994 primarily due to a change in estimate relating to pre-opening costs ($92,000), the opening of a new residence ($48,000), and the Company's move to its new headquarters in July 1995. These increases were offset by a decrease of $70,000 as a result of the adoption of AICPA SOP 93-7 described above.

     See Note 3 to Consolidated Financial Statements for discussion on the write-off of the intangible asset.

     Interest expense decreased $328,000, or 24.2%, to $1.0 million in 1995 from $1.4 million in 1994, primarily due to the subordinated debentures converted to equity effective January 1, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company financed its initial growth through a combination of mortgage financing, subordinated borrowings from JMAC, Inc. (JMAC) and its affiliates and equity contributions. The Company's mortgage and construction mortgage financings provide for principal repayments in the next three to 14 years, bear interest at various rates (ranging from 8.25% to 10.25% at December 31, 1996), and are secured by substantially all of the assets of the Company. The Company expects to refinance such amounts as they mature. In addition, one of the Company's residences is financed with a residential rental development revenue bond which provides for annual principal repayments beginning in 1998 through 2021 and bears interest at a fluctuating weekly rate (4.4% at December 31, 1996).

     The Company has entered into non-binding financing commitment letters with Meditrust Mortgage Investments, Inc. ("MMI"), an affiliate of Meditrust (a large health care REIT). Under the letters, MMI is to provide up to approximately $100 million in financing for one existing and approximately 13 new residences, subject to various terms and conditions. The financings, which may be mortgage or lease financings, are to be entered into on a residence-by-residence basis, and are to be for terms of up to 14 years (with two additional five-year extension periods for the lease transactions). Interest during construction is to float at 2% above the prime rate. On completion of each residence, payments are to be set at an amount equal to 3.25% over the yield at that time on the ten-year U.S. Treasury notes. Additional interest or lease payments are contingent on increased revenues of a financed residence during specified periods. To date, the Company has completed mortgage agreements for one existing and three new residences totalling $22 million.

     In December 1995, the Company entered into a loan agreement with JMAC pursuant to which JMAC agreed to provide up to $8.0 million in loans to the Company. Interest on the borrowings accrued at 15% per annum. The total amount outstanding of $5,710,000, including accrued interest, was repaid in July 1996 with proceeds from the public offering at which time the agreement was terminated.

     Effective January 1, 1995, the partners of Karrington Operating Company entered into a recapitalization agreement pursuant to which subordinated debentures and accrued interest totaling $5.3 million were converted to equity. In addition, JMAC Properties, Inc. invested $5.0 million in equity during 1995.

     At December 31, 1996, the Company had $33.0 million of outstanding debt (at a weighted average interest rate of 8.9%). At that date, the Company had equity of $30.7 million, which resulted from inception-to-date net capital contributions of $37.6 million (including $27.5 million in net proceeds from the July 1996 public

-------------------------------------------------------------------------------

offering) and net operating losses of $6.9 million. Working capital at December 31, 1996 was $7.8 million.

     During the years ended December 31, 1996, 1995 and 1994, the Company used $28.8 million, $10.7 million and $2.1 million, respectively, in cash to acquire property and equipment and other assets, and received $41.1 million, $10.9 million and $1.5 million, respectively, in cash from financing activities.

     In 1997 through 1999, the Company plans to open or acquire approximately 71 new Company-owned residences and 9 jointly-owned residences bringing the total number of residences to 89. To date, the Company has 17 of the 71 residences open or under construction and is expected to acquire 12 residences in April 1997. The Company has 14 additional sites under contract. The Company has been, and will continue to be, dependent on third-party financing for its acquisition and development program.

     The Company estimates that newly developed residences will generally range in cost from $6.0 to $7.5 million, with the development cycle taking up to 24 months from site identification to residence opening. There can be no assurance that financing for the Company's acquisition and development program will be available to the Company on acceptable terms, if at all. Moreover, to the extent the Company acquires properties that do not generate positive cash flow, the Company may be required to seek additional capital for working capital and liquidity purposes. Residences typically reach a stable level of occupancy of over 90% within 12 months and generate break-even cash flows, after debt service, within approximately seven months.

     In February and March 1997, the Company entered into one year revolving credit agreements totaling $8,000,000. Interest is payable monthly and accrues at either the bank's prime rate, the bank's eurodollar rate or LIBOR plus 2% if certain financial ratios are met.

     The net proceeds from the Company's initial public offering, together with existing financing commitments and additional financing the Company anticipates will be available, will be sufficient to fund its development and acquisition programs for at least the next 12 months. Additional financing will be required to complete the Company's growth plans through 1999 and to refinance certain existing indebtedness.

PENDING BUSINESS ACQUISITION

     The Company's acquisition of Kensington Management Group, Inc. (Kensington) is scheduled to be completed in April 1997. At the time of acquisition, Kensington will have open or under construction 12 residences with 406 licensed beds in three states. Unaudited revenues in 1996 were approximately $6,500,000. Kensington operates Alzheimer's care communities under the name Kensington Cottages. The purchase price is expected to approximate $28 million. The Company will issue approximately 130,000 common shares, assume debt of approximately $1.7 million, incur new debt of approximately $21.7 million and make cash payments of approximately $3.1 million. The Company has entered into a non-binding financing commitment with a lender for the $21.7 million of new debt plus an amount for four new cottages to build out a campus setting in Rochester, Minnesota.

-------------------------------------------------------------------------------

                          KARRINGTON HEALTH, INC.

                              1996 ANNUAL REPORT

-------------------------------------------------------------------------------

MANAGEMENT'S STATEMENT OF
FINANCIAL RESPONSIBILITY

     The management of Karrington Health, Inc. is responsible for the preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles appropriate in the circumstances. Management is also responsible for the determination of estimates and judgments used in the financial statements, and the preparation of other financial information included in this annual report to shareholders. The financial statements have been audited by independent auditors.

     The management of the Company has established and maintains an accounting system and related internal controls that it believes are sufficient to provide reasonable assurance that assets are safeguarded against unauthorized acquisition, use or disposition, that transactions are executed and recorded in accordance with management's authorization and that the financial records are reliable for preparing financial statements. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control must be related to the benefits derived and that the balancing of the factors requires estimates and judgments. Management considers the recommendations of the independent certified public accountants concerning the Company's system of internal control and takes appropriate actions which are cost effective in the circumstances.

     The Board of Directors has an Audit Committee of Directors who are not members of management. The Audit Committee meets periodically with the Company's management and independent certified public accountants to review matters relating to financial reporting, auditing and internal control. To ensure auditor independence, the independent certified public accountants have full and free access to the Audit Committee.


/s/ Richard R. Slager      /s/Alan B. Satterwhite          /s/ Mark N. Mace


Richard R. Slager         Alan B. Satterwhite            Mark N. Mace
Chairman and Chief        Chief Financial Officer        Senior Vice President,
Executive Officer         and Chief Operating Officer    Finance and Treasurer

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Karrington Health, Inc.

     We have audited the accompanying consolidated balance sheets of Karrington Health, Inc. and its subsidiaries (the "Company"), formerly Karrington Operating Company (a partnership), as of December 31, 1996 and 1995, and the related consolidated statements of operations, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Karrington Operating Company for the year ended December 31, 1994, were audited by other auditors whose report dated January 24, 1995, expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the 1996 and 1995 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Karrington Health, Inc. and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                        /s/ Ernst & Young LLP


Columbus, Ohio
February 14, 1997

-------------------------------------------------------------------------------
                                       KARRINGTON HEALTH, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS
                                                            DECEMBER 31,
                                                    --------------------------
                                                       1996            1995
                                                    -----------    -----------
Current assets:
     Cash and cash equivalents ..................   $12,283,185    $   144,833
     Accounts receivable.........................       105,315        243,914
     Amounts due from affiliates.................       678,893        523,278
     Prepaid expenses............................       170,254         98,821
                                                    -----------    -----------
           Total current assets..................    13,237,647      1,010,846
Property and equipment - net (Note 2)............    52,011,748     24,879,363
Other assets - net (Note 3)......................     4,300,546        786,233
                                                    -----------    -----------
           Total assets..........................   $69,549,941    $26,676,442
                                                    -----------    -----------
                                                    -----------    -----------

LIABILITIES AND EQUITY

Current liabilities:
     Accounts payable and accrued liabilities....   $   788,981    $   614,713
     Construction payables.......................     3,181,560        810,334
     Payroll and related taxes...................       735,337        410,590
     Unearned resident fees......................       325,111        414,821
     Interest payable............................       158,103        129,699
     Current portion of long-term obligations....       242,211        205,485
                                                    -----------    -----------
           Total current liabilities.............     5,431,303      2,585,642
Long-term obligations (Notes 5 and 6)............    32,758,692     18,249,893
Deferred income taxes............................       683,000              -
Equity (Note 9):
     Common shares, without par value............    31,984,712              -
     Accumulated deficit.........................    (1,307,766)             -
     Partners' equity............................             -      5,840,907
                                                    -----------    -----------
     Total equity................................    30,676,946      5,840,907
                                                    -----------    -----------
     Total liabilities and equity................   $69,549,941    $26,676,442
                                                    -----------    -----------
                                                    -----------    -----------
See accompanying notes.

-------------------------------------------------------------------------------

                          KARRINGTON HEALTH, INC.

-------------------------------------------------------------------------------
                                       KARRINGTON HEALTH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS
OF OPERATIONS

                                                YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                            1996          1995         1994
                                        -----------   -----------   -----------
Revenues:
     Residence operations.............. $ 8,952,759   $ 6,219,465   $ 4,976,787
     Development and project
          management fees..............     642,803       524,391       287,683
                                        -----------   -----------   -----------
            Total revenues.............   9,595,562     6,743,856     5,264,470

Expenses:
Residence operations...................   6,574,958     4,380,312     3,453,690
General and administrative.............   2,772,727     1,704,694       634,016
Depreciation and amortization..........   1,379,060       979,797       844,420
Write-off of intangible asset (Note 3).           -       492,288             -
                                        -----------   -----------   -----------
            Total expenses.............  10,726,745     7,557,091     4,932,126
                                        -----------   -----------   -----------
Operating income (loss)................  (1,131,183)     (813,235)      332,344

Interest expense.......................  (1,271,561)   (1,022,516)   (1,349,827)
Interest income........................     470,065             -             -
Equity in net loss of unconsolidated
     entities (Note 7).................      (7,157)     (105,529)      (17,470)
                                        -----------   -----------   -----------
Loss before income taxes...............  (1,939,836)   (1,941,280)   (1,034,953)
Deferred income taxes..................    (683,000)            -             -
                                        -----------   -----------   -----------
Net loss............................... $(2,622,836)  $(1,941,280)  $(1,034,953)
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------
Proforma (Note 2):
     Net loss per common share......... $      (.48)  $      (.45)
     Weighted average number of
          common shares outstanding....   5,415,800     4,350,000

See accompanying notes.

-------------------------------------------------------------------------------
                                       KARRINGTON HEALTH, INC. AND SUBSIDIARIES

Consolidated Statements
of Equity


                                     COMMON SHARES
                                  ------------------
                                                      ACCUMULATED      PARTNERS'
                                    SHARES    AMOUNT    DEFICIT          EQUITY         TOTAL
                                   -------   -------  -----------       --------       --------
BALANCE AT DECEMBER 31, 1993.....                                      $  (728,318)     $  (728,318)
     NET LOSS....................                                       (1,034,953)      (1,034,953)
                                                                        -----------      -----------
BALANCE AT DECEMBER 31, 1994.....                                       (1,763,271)      (1,763,271)
     CONVERSION OF LONG-TERM
          OBLIGATIONS AND
          ACCRUED INTEREST TO
          PARTNERS EQUITY........                                        5,330,458        5,330,458
     CASH CAPITAL CONTRIBUTIONS..                                        5,000,000        5,000,000
     CAPITAL DISTRIBUTIONS.......                                         (785,000)        (785,000)
     NET LOSS....................                                       (1,941,280)      (1,941,280)
                                                                        -----------      -----------
BALANCE AT DECEMBER 31, 1995.....                                        5,840,907        5,840,907
     NET LOSS....................                        $(1,307,766)   (1,315,070)      (2,622,836)
     REORGANIZATION
           TRANSACTION (NOTE 9)..  4,350,000  $4,525,837                (4,525,837)               -
     NET PROCEEDS FROM
     PUBLIC OFFERING.............  2,350,000  27,458,875                          -      27,458,875
                                   ---------  ---------- ------------   -----------     -----------
BALANCE AT DECEMBER 31, 1996.....  6,700,000 $31,984,712 $(1,307,766)  $       - 0 -    $30,676,946
                                   ---------  ---------- ------------   -----------     -----------
                                   ---------  ---------- ------------   -----------     -----------

--------------------------------------------------------------------------------

                                 KARRINGTON HEALTH, INC.

                                   1996 ANNUAL REPORT

--------------------------------------------------------------------------------
                                         KARRINGTON HEALTH, INC.AND SUBSIDIARIES

CONSOLIDATED STATEMENTS
OF CASH FLOWS


                                              YEAR ENDED DECEMBER 31,
                                      ------------------------------------------
                                         1996              1995            1994
                                      ------------    -------------  --------------
OPERATING ACTIVITIES
Net loss.............................  $(2,622,836)   $ (1,941,280)     $ (1,034,953)
Adjustments to reconcile net loss to
     net cash provided by (used in)
     operating activities:
     Write-off of intangible assets..            -         587,288                 -
     Depreciation and amortization...    1,379,060         979,797           844,420
     Deferred income taxes...........      683,000               -                 -
     Loss on disposal of assets......       10,060           6,938                 -
     Straight-line rent expense......       16,563          12,520            19,520
     Equity in net loss of
       unconsolidated entities.......        7,157         105,529            17,470
     Change in operating assets
       and liabilities:
            Accounts receivable......      (17,016)       (659,317)          (50,777)
            Prepaid expenses.........      (71,433)         22,197           (36,081)
            Accounts payable and
            accrued liabilities......      174,268         198,573            66,752
            Other liabilities              263,441         451,231           522,018
                                      ------------    -------------  ---------------
     Net cash provided by (used in)
        operating activities.........     (177,736)       (236,524)          348,369
INVESTING ACTIVITIES
Increase in escrow balances..........   (1,146,004)       (239,000)
Purchases of property and equipment..  (25,670,838)    (10,023,395)       (2,043,109)
Equity contributions to
  unconsolidated entities............   (1,347,753)              -                 -
Distributions from unconsolidated
  entity.............................      339,767               -                 -
Proceeds from sale of assets.........      101,202               -                 -
Payments of pre-opening costs........     (639,908)       (314,592)          (27,881)
Payments for organization costs and
  other..............................      (96,571)        (50,320)           16,923
                                      ------------    -------------  ---------------
     Net cash used in investing
             activities..............  (28,460,105)    (10,627,307)       (2,054,067)
FINANCING ACTIVITIES
Net proceeds from public offering....   27,458,875               -                 -
Proceeds from mortgages..............   21,727,827      14,324,119         4,468,654
Repayment of mortgages...............   (7,165,025)     (7,491,258)       (3,813,759)
Proceeds from debentures due partner.    5,501,535          40,855         1,051,000
Repayment of debentures due partner..   (5,535,375)              -                 -
Payments of financing fees...........   (1,211,644)       (217,114)         (158,180)
Proceeds from partners
   capital contribution..............            -       5,000,000                -
Payment of partner distributions.....            -        (785,000)
                                      ------------    -------------  ---------------
     Net cash provided by financing
             activities                 40,776,193      10,871,602         1,547,715
                                      ------------    -------------  ---------------
Increase (decrease) in cash and
     cash equivalents................   12,138,352           7,771          (157,983)
Cash and cash equivalents at
     beginning of year...............      144,833         137,062           295,045
                                      ------------    -------------  ---------------
Cash and cash equivalents at end of
                  year...............  $12,283,185    $    144,833      $    137,062
                                      ------------    -------------  ---------------
                                      ------------    -------------  ---------------
Supplemental disclosure of cash flow
  information
Cash paid for interest...............  $ 2,280,810    $  1,399,347      $    981,412

See accompanying notes.


-----------------------------------------------------------------------------

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 1996, 1995 AND 1994

1.  DESCRIPTION OF THE BUSINESS
    Karrington Health, Inc. was incorporated in April 1996 to become the parent of Karrington Operating Company (Karrington Operating) upon the consummation of the reorganization transactions which occurred immediately prior to July 18, 1996 (see Note 9). Hereinafter, all references to the "Company" encompass Karrington Operating and Karrington Health, Inc. Karrington Operating is an Ohio General Partnership founded in 1991 by DevelopMed Associates, Inc. (Associates) and JMAC Properties, Inc., a private investment company, the principal shareholder of which is JMAC, Inc. (JMAC). The trade name "Karrington Communities," a Registered Trademark, is the operating name of all residences owned and operated by the Company.

    The Company is a developer, owner and operator of licensed, assisted living residences which provides quality, professional, personal and health-care services, including an emphasis on Alzheimer's care, for individuals needing assistance with activities of daily living. These activities include bathing, dressing, meal preparation, housekeeping, taking medications, transportation and other activities that, because of the resident's condition, are difficult for residents to accomplish in an independent living setting. The Company offers its customers a dignified, residential environment focused on quality of life. The Company also provides development, support and management services to health-care providers in the long-term care industry. As of December 31, 1996, the Company, including joint ventures, had residences open in Ohio, Pennsylvania and New Mexico and residences under construction in Ohio, Indiana, Michigan, Pennsylvania, Colorado and North Carolina.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
    The consolidated financial statements reflect the operations and development activities of the Company and its wholly-owned subsidiaries. Significant intercompany transactions and accounts are eliminated in consolidation.

USE OF ESTIMATES
    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

INVESTMENT IN UNCONSOLIDATED ENTITIES
    The Company uses the equity method of accounting for its investments in Karrington of Oakwood, LLC, a 50%-owned joint venture, Karrington of Albuquerque, LLC, Karrington of Englewood, LLC, and Karrington of Colorado Springs, LLC, 19.9%-owned joint ventures, and Karrington of Kenwood, LLC, a 35%-owned joint venture (see Note 7).

REVENUE RECOGNITION
    The Company recognizes assisted living service fee revenue in the period in which it is earned. Payments received in advance are reflected as unearned resident fees in the accompanying consolidated financial statements. Community fees are payments received from residents at move in and may be refundable ratably over three months from the date of admission if the resident moves out. Community fees are recognized as revenue when received less an estimate of the amount that may be refunded. The Company performs development and project management consulting services for others in the assisted living industry and recognizes these fees as the services are provided.

--------------------------------------------------------------------------------

                                 KARRINGTON HEALTH, INC.

                               1996 ANNUAL REPORT

-------------------------------------------------------------------------------

CASH EQUIVALENTS
    The Company considers all liquid investments purchased with a maturity of three months or less to be cash equivalents. At December 31, 1996, the Company's cash and cash equivalents are invested primarily in AAA rated insured auction securities, the largest single issue of which is $3 million. The carrying value of cash equivalents approximates their fair value.

PROPERTY
    Property and equipment are recorded at cost. In connection with the development of residence projects, the Company has entered into land purchase contracts, agreements with architects, financing agreements and construction contracts which are administered by the Company. All costs related to the development of residences are capitalized during the construction period. Indirect project development and pre-acquisition costs are also allocated to projects and capitalized. Depreciation, which includes amortization of capital leases, is computed when assets are placed in service, using the straight-line method over the respective useful lives of each class of asset which generally are as follows:

Land improvements ..................      15 years
Buildings ..........................     40 years
Furnishings and equipment .......... 3 - 10 years

Property and equipment consists of the following:

                                                       DECEMBER 31,
                                              --------------------------------
                                                  1996               1995
                                              ------------       -------------

Land and land improvements ..............     $  2,927,878       $   2,913,731
Buildings ...............................       23,242,775          15,277,629
Furnishings and equipment ...............        3,862,650           2,902,584
Construction-in-progress ................       24,147,397           5,100,340
                                              -------------      -------------
    Total ...............................       54,180,700          26,194,284
Accumulated depreciation
  and amortization ......................       (2,168,952)         (1,314,921)
                                              --------------     -------------
Property and equipment - net                  $ 52,011,748       $  24,879,363
                                              --------------     -------------
                                              --------------     -------------

PRE-OPENING COSTS
    Pre-opening costs include costs to hire and train staff, costs to prepare the residence for operation and other related costs incurred prior to opening. Prior to 1995, costs incurred in connection with preparing the residence for opening and initial occupancy were capitalized and amortized over three years, commencing with the opening of the residence. In the first quarter of 1995, the Company changed the amortization period for pre-opening costs from three years to one to be more consistent with prevailing industry practice. The effect of this change was to increase amortization expense by $92,000 in 1995.

DEFERRED FINANCING COSTS
    Financing costs are capitalized and amortized using the interest method over the term of the related financing.

ORGANIZATION COSTS
    Organization costs are amortized using the straight-line method over five years.

ADVERTISING EXPENSE
    Prior to 1995, the Company capitalized advertising expenditures as part of pre-opening costs. In the first quarter of 1995, the Company adopted the provisions of AICPA SOP 93-7, "Reporting on Advertising Costs," expensing advertising expenditures as incurred. The effect of this change was to increase the net loss by $129,000 for 1995. Advertising expenditures were approximately $424,000, $276,000 and $250,000 for 1996, 1995 and 1994,
respectively. Of these amounts, $16,000 was capitalized in 1994.

INCOME TAXES
    Partnership taxable income and losses were allocated to the partners for inclusion in their respective income tax returns. Accordingly, no provision or benefit for income taxes was recorded prior to July 18, 1996 (see Note 8).

PROFORMA NET LOSS PER COMMON SHARE
    Proforma net loss per common share is computed based on the weighted average number of shares outstanding during the period based on 4,350,000 common shares outstanding following the reorganization (described in Note 9) and the 2,350,000 common shares issued as a result of the Company's initial public offering in July 1996.

-------------------------------------------------------------------------------

3.  OTHER ASSETS
    Other assets consist of the following:
                                                        DECEMBER 31,
                                               ------------------------------
                                                   1996              1995
                                               ----------          ----------
Pre-opening costs, less accumulated
  amortization of $180,663 and
  $47,475 at December 31, 1996
  and 1995, respectively.................      $  497,298          $  291,770
Deferred financing costs, less
  accumulated amortization of
  $114,845 and $46,098  at
  December 31, 1996 and 1995,
  respectively..........................        1,430,096             329,199
Organization costs and
  other, less accumulated
  amortization of $169,236 and
  $125,925 at December 31, 1996
  and 1995, respectively...............            46,509              48,264
Escrow balances (see Note 6)...........         1,385,004             239,000
Equity (deficiency) in
 unconsolidated entities
 (see Note 7)..........................           852,503            (122,000)
Deposits and other.....................            89,136                   -
                                               ----------          ----------
                                               $4,300,546          $  786,233
                                               ----------          ----------
                                               ----------          ----------

    In the fourth quarter of 1995 a charge of $492,288 was recorded to write-off an intangible asset referred to as the Karrington Concept as it was determined the asset had no future benefit. The Karrington Concept represented an amount allocated to an intangible asset contributed to the Company in connection with its organization by Associates. The intangible asset was being amortized using the straight-line method over a period from the commencement of construction of each residence to December 2001, with the intent that the total Karrington Concept cost would be amortized over a period not to exceed ten years.

4.  CONSULTING AGREEMENT
    The Company had a consulting agreement with a limited partner that provided for fees based on a percentage of revenues. Under the agreement, the Company paid $141,000 and $100,000 in such fees in 1995 and 1994, respectively. In 1995, the Company elected to terminate the agreement effective March 1996 and a $50,000 termination fee was accrued at December 31, 1995. Effective March 1996, the Company exercised, for the account of JMAC Properties, Inc., a $45,000 buyout option of the limited partner, which amount was accrued in accounts payable as a capital distribution at December 31, 1995.

5.  LEASE COMMITMENTS
    Three of the Company's properties are on leased land. The initial lease terms extend to 2026 and include additional renewal periods up to 50 years. The Company is responsible for the payment of real estate taxes, site maintenance and access road maintenance. Future minimum lease payments under noncancellable operating leases, which primarily relate to the land leases, are as follows:

1997 ................................................. $   337,157
1998 .................................................     306,904
1999 .................................................     287,301
2000 .................................................     277,825
2001 .................................................     247,466
THEREAFTER ...........................................   8,270,619
                                                       -----------
TOTAL ................................................ $ 9,727,272
                                                       -----------
                                                       -----------

     Total rental expense incurred was $221,000, $104,000 and $93,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Of these amounts, $8,000, $20,000 and $23,000 were capitalized to construction-in-progress and pre-opening costs in the respective years.

--------------------------------------------------------------------------------
                                 KARRINGTON HEALTH, INC.

                                  1996 ANNUAL REPORT
-------------------------------------------------------------------------------

6. LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

                                                                                 DECEMBER 31,
                                                                        ------------------------------
                                                                           1996               1995
                                                                        -----------        -----------
$475,000 mortgage due in monthly principal installments of
  $1,979 plus interest at prime plus .75% (9.0% at
  December 31, 1996). Balance due in 2001.............................. $   435,418        $   457,187
$4,000,000 mortgage due in  monthly principal and  interest
  installments of $33,412 with interest at LIBOR plus 3.73%
  adjusted semi-annually (9.42% at December 31, 1996).
  Balance due in 2001..................................................   3,947,115          3,974,283
$9,400,000 of mortgages due in monthly principal and
  interest installments of $79,128. Interest is accrued
  at 8.9% to 9.1%. Balances are due in 2000............................   9,260,656          9,371,396
$4,724,867 mortgage due in monthly principal and  interest
  installments of $42,636. Interest accrues at 9.91%.
  Balance due in 2006..................................................   4,717,605                 --
$5,800,000 residential rental development revenue bonds due
  in annual principal payments ranging from $100,000 to
  $300,000 beginning in 1998 through 2021. Interest is
  determined weekly (4.4% at  December 31,1996)........................   5,800,000                 --
$19,835,145 construction mortgages. Interest is payable
  monthly at prime to prime plus 2% (8.25% to 10.25%
  at December 31, 1996). Principal converts to term
  loans in 1997........................................................   8,751,835                 --
1995 construction mortgages refinanced in 1996.........................          --          4,449,122
Other long-term obligations............................................      88,274            203,390
                                                                        -----------        -----------
Total long-term obligations............................................  33,000,903         18,455,378
Less current portion...................................................    (242,211)          (205,485)
                                                                        -----------        -----------
Long-term obligations, less current portion............................ $32,758,692        $18,249,893
                                                                        -----------        -----------
                                                                        -----------        -----------


     The mortgage loans are collateralized by substantially all the assets of each residence. The Company is required to maintain minimum tangible net worth and current ratio amounts and debt service coverage ratios with respect to certain individual residences. Certain lenders also require escrow balances to be held by the lenders which are included in Other assets in the Company's consolidated balance sheets.
     The Company entered into non-binding financing commitment letters with Meditrust Mortgage Investments, Inc. ("MMI"), an affiliate of Meditrust
(a large health care REIT). Under the letters, MMI is to provide up to approximately $100 million in financing for one existing and approximately 13 new residences, subject to various terms and conditions. The financings, which may be mortgage or lease financings, are to be entered into on a residence-by-residence basis, and are to be for terms of up to 14 years (with two additional five-year extension periods for the lease transactions). Interest during construction is to float at 2% above the prime rate. On completion of each residence, payments are to be set at an amount equal to 3.25% over the yield at that time on the ten-year U.S. Treasury notes. Additional interest or lease payments are contingent on increased revenues of a financed residence during specified periods. To date, the Company has completed mortgage agreements for one existing and three new residences totalling $22 million.

-------------------------------------------------------------------------------

     Interest costs incurred were $2,309,000, $1,433,000 and $1,426,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Of these amounts $1,038,000, $411,000 and $76,000 were capitalized as construction-in-progress in the respective periods. Interest cost incurred includes amounts due under obligations to JMAC and amounted to $175,000 and $462,000 in 1996 and 1994, respectively. No such amounts were incurred for 1995.
     The carrying amounts of long-term obligations approximate fair value as the interest rates are self-adjusting or are comparable to rates currently available.
     As of December 31, 1996, the long-term obligations (including capital leases)mature as follows:

1997..............$   242,211
1998..............    476,035
1999..............    936,591
2000..............  9,420,410
2001..............  4,333,836
Thereafter........ 17,591,820
                  -----------
Total.............$33,000,903
                  -----------
                  -----------
     Effective January 1, 1995, the Company's partners entered into a recapitalization agreement whereby subordinated debentures and accrued interest totaling $5,330,458 were converted to partners'equity. In December 1995, the Company entered into a loan agreement with JMAC to provide up to $8,000,000 in subordinated loans to the Company. Interest accrued at 15% per annum. The total amount outstanding of $5,710,000, including accrued interest, was repaid in July 1996 with proceeds from the public offering at which time the agreement terminated.

7. INVESTMENT IN UNCONSOLIDATED ENTITIES
     The Company and Sisters of Charity Health Care Systems,Inc. of Cincinnati, Ohio (a founding system of Catholic Health Initiatives ("CHI"), have entered into five joint venture agreements to develop, own and operate six assisted living residences in Ohio, New Mexico and Colorado. Each project is owned jointly by the Company and CHI, with the Company typically owning approximately 20% of the equity of the project. Construction and permanent debt financing generally is to be arranged by CHI on behalf of the venture and is to be non-recourse to the Company. At December 31, 1996, the Company has guaranteed $1 million of joint venture debt financing. The Company provides all development and management services with respect to each residence under a standard agreement that generally provides for a development fee of $250,000 per project and a management fee of 5% of revenues.
     Under the agreements with CHI, the Company earned and recorded as revenue development fees of $464,000, $363,000 and $175,000 in 1996, 1995 and 1994,
respectively. The Company serves as manager for each of the residences and receives management fees upon commencement of operations. Management fees of $149,000, $112,000 and $34,000 have been recorded as revenues for the years ended December 31, 1996, 1995 and 1994, respectively.
     As of December 31, 1996, three residences were open, three residences were under construction, and five other sites were under development. One residence was open at December 31, 1995. Summarized financial information of joint ventures is presented below.
                                                        DECEMBER 31,
                                             --------------------------------
                                                  1996               1995
                                             ------------         -----------
BALANCE SHEETS
Current assets..........                     $  1,386,751         $   526,636
Property................                       20,173,572           4,786,285
Other assets............                          656,715              22,466
                                             ------------         -----------
      Total assets......                     $ 22,217,038         $ 5,335,387
                                             ------------         -----------
                                             ------------         -----------
Current liabilities.....                     $  2,489,313         $   626,587
Long-term obligations...                       15,364,102           4,013,799
Joint venture equity....                        4,363,623             695,001
                                             ------------         -----------
      Total liabilities and joint
       venture equity...                     $ 22,217,038         $ 5,335,387
                                             ------------         -----------
                                             ------------         -----------
STATEMENTS OF OPERATIONS
Residence revenues......                     $  2,347,278         $ 1,868,618
Operating expenses......                        1,809,886           1,333,203
Depreciation and
 amortization expense...                          308,589             281,684
Interest expense........                          436,646             464,788
                                             ------------         -----------
     Total expenses.....                        2,555,121           2,079,675
                                             ------------         -----------
Net loss................                    $    (207,843)        $  (211,057)
                                             ------------         -----------
                                             ------------         -----------

--------------------------------------------------------------------------------

                                 KARRINGTON HEALTH, INC.

                                1996 ANNUAL REPORT
-------------------------------------------------------------------------------

     During the first quarter of 1995, the joint venture changed the amortization period for pre-opening costs from three years to one. The effect of this change on the joint venture was to increase amortization expense by $133,000 in 1995. The Company's equity in net loss of unconsolidated entities reflects its 50% share of the effect of this change.

8.   INCOME TAXES
     As a partnership, Karrington Operating recorded no provision for income taxes. Partnership income and losses were allocated to JMAC Properties, Inc. and Associates for inclusion in their respective income tax returns. As a result of the reorganization (described in Note 9), the Company applied the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" subsequent to July 18, 1996. Deferred income taxes were provided for differences in the basis for tax purposes and for financial accounting purposes of recorded assets and liabilities as of July 18, 1996. Accordingly, a tax provision and a net deferred income tax liability of $938,000 was recorded in the 1996 statement of operations.
     The Company recorded a deferred tax benefit of $255,000 related to its financial reporting loss before taxes of $625,000 for the period from July
18, 1996 to December 31, 1996.   A reconciliation of the recorded benefit
based on the Federal statutory income tax rate to the Company's income tax provision for the period from July 18, 1996 to December 31, 1996 is as follows:

Benefit at Federal statutory rate. . . . . . . .     (34.0)%
State income taxes, net of Federal benefit . . .      (5.9)
Nondeductible expenses . . . . . . . . . . . . .        .9
Other. . . . . . . . . . . . . . . . . . . . . .      (1.8)
                                                     -------
Effective income tax rate. . . . . . . . . . . .     (40.8)%
                                                     -------
                                                     -------

     Deferred income taxes arise from temporary differences between financial reporting and tax reporting basis of assets and liabilities, and operating loss carryforwards for tax purposes. The components of the deferred income tax assets and liabilities are as follows:
                                                            December 31,
                                                                1996
                                                            ------------
Deferred income tax assets:
     Accrued liabilities. . . . . . . . . . .                 $   38,000
     Asset amortization . . . . . . . . . . .                    216,000
     Net operating loss carryforwards . . . .                    322,000
     Other. . . . . . . . . . . . . . . . . .                     20,000
                                                            ------------
Total deferred income tax assets. . . . . . .                    596,000
Valuation allowance for deferred
     income tax assets. . . . . . . . . . . .                          0
                                                            ------------
Net deferred income tax assets. . . . . . . .                    596,000
                                                            ------------
Deferred income tax liabilities:
      Property related. . . . . . . . . . . .                 (1,262,000)
      Other . . . . . . . . . . . . . . . . .                    (17,000)
                                                            ------------
Total deferred income tax liabilities . . . .                 (1,279,000)
                                                            ------------
Net deferred income tax liabilities . . . . .                 $ (683,000)
                                                            ------------
                                                            ------------

     Deferred tax assets, including the net operating loss carryforward, can be realized by offset to existing taxable temporary differences that will reverse in the carryforward period. Accordingly, no valuation allowance for deferred tax assets was recorded at December 31, 1996. The Company's net operating loss carryforwards expire in 2011.

9. EQUITY
     At December 1996, the Company's authorized capital shares consisted of (a) 28,000,000 common shares, without par value, of which 6,700,000 were issued and outstanding and (b) 2,000,000 non-voting preferred shares without par value, none of which have been issued. The Company's Board of Directors has the authority to issue preferred shares in one or more series and to fix the designations, the number of shares in such series, liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the

-------------------------------------------------------------------------------

Company's shareholders. Any series of preferred shares so issued could have priority over the common shares with respect to dividend or liquidation rights or both.
     On July 18, 1996, 3,000,000 of the Company's common shares were sold pursuant to its initial public offering. Of the total shares sold, 2,350,000 common shares were sold by the Company and 650,000 common shares were sold by JMAC. The net proceeds to the Company were approximately $27.5 million of which $5.7 million was used to repay indebtedness due JMAC. The balance of the net proceeds is being used to finance the development and acquisition of additional assisted living residences and for working capital and general corporate purposes.
      Immediately prior to July 18, 1996, the share-holders of JMAC Properties, Inc. and Associates contributed the stock in their respective companies for stock in the Company. The shareholder of JMAC Properties, Inc. received 66 2/3% of the pre-offering outstanding common shares of the Company while the shareholders of Associates received the remaining 33 1/3% (a total of 4,350,000 shares). Following the reorganization, JMAC Properties, Inc. and Associates became wholly-owned subsidiaries of the Company. As a result, the Company now owns 100% of the equity interests of Karrington Operating.

10.  INCENTIVE STOCK PLAN
     The Company has adopted the 1996 Incentive Stock Plan (the "Plan"). The Plan provides for the grant of incentive and non-qualified stock options, stock appreciation rights, restricted stock, performance shares and unrestricted common shares. The Plan also provides for the purchase of common shares through payroll deductions by employees of the Company who have satisfied certain eligibility requirements. The maximum number of shares available for issuance under the Plan is 550,000.
     In June 1996, the Company granted non-qualified options to certain officers, key employees and non-employee directors to acquire 169,000 common shares. These options became effective July 19, 1996 with an exercise price equal to the initial public offering price of $13.00 per share. The 115,000 employee options have a ten-year term with 25% of the options vesting on each of the second through the fifth anniversaries of the date of grant. Non-employee directors received grants of non-qualified options to purchase an aggregate of 54,000 common shares which are exercisable beginning six months after the effective date of grant with a ten-year term. In addition, each continuing non-employee director will receive on the day after each annual meeting of shareholders, a grant of a non-qualified stock option to purchase 2,000 common shares of the Company at an exercise price equal to the fair market value of the shares on the date of grant. No shares were exercisable as of December 31, 1996.

     In 1996, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation." The Statement allows for a fair value-based method of accounting for employee stock options and similar equity instruments. In accordance with the provisions of SFAS No. 123, the Company has elected to account for options granted under the Plan in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations. If the Company had elected to recognize compensation cost based on the fair value of options at the grant date as prescribed by SFAS No. 123, net loss and proforma net loss per share would have increased by $291,000 and $.05, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model. The assumptions used in the model included an expected dividend yield of 0%, an expected stock price volatility of .34, a risk-free interest rate of 6.5% and an expected life of the options of 10 years. The financial effects of applying SFAS No. 123 are not likely to be representative of the effects on reported results of operations for future years.

 11.  COMMITMENTS
     The Company has commitments totaling approximately $9,347,000 at December 31, 1996 for various land purchase contracts and $54,757,000 for various construction contracts.


--------------------------------------------------------------------------------

                                 KARRINGTON HEALTH, INC.

                                1996 ANNUAL REPORT
-------------------------------------------------------------------------------

12.  SUPPLEMENTAL PROFORMA LOSS PER SHARE
     Supplemental proforma net loss and net loss per share for the year ended December 31, 1996 would have been $2,535,000 and $.44, respectively, had the retirement of the JMAC debt taken place at January 1, 1996. Supplemental net loss per share was based on the weighted average number of shares of common stock outstanding during the period plus the estimated number of shares to be issued to repay the JMAC debt.

13.  SUBSEQUENT EVENTS

KENSINGTON ACQUISITION
     The Company's acquisition of Kensington Management Group, Inc. (Kensington) is scheduled to be completed in April 1997. At the time of acquisition, Kensington will have open or under construction 12 residences with 406 licensed beds in three states. Unaudited revenues in 1996 were approximately $6,500,000. Kensington operates Alzheimer's care communities under the name Kensington Cottages. The purchase price is expected to approximate $28 million. The Company will issue approximately 130,000 common shares, assume debt of $1.7 million, incur new debt of approximately $21.7 million and make cash payments of approximately $3.1 million.

REVOLVING CREDIT AGREEMENT
     In February 1997, the Company entered into a $3,000,000 revolving credit agreement expiring at March 31, 1998. Interest is payable monthly and accrues at the bank's prime rate or LIBOR plus 2% if certain financial ratios are met. The Company is required to pay a commitment fee of .25% on the unused portion of the total credit allowed under the agreement and is required to maintain minimum net worth and current ratio amounts.

-------------------------------------------------------------------------------

SELECTED CONSOLIDATED
FINANCIAL DATA
(Amounts in thousands, except other operating data and per share data)


                                                                      YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------

                                                            1996      1995      1994      1993      1992
                                                          --------  --------  --------  --------  --------
STATEMENT OF OPERATIONS DATA:
Revenues:
     Residence operations................................ $  8,953  $  6,220  $  4,977  $  2,288  $    216
     Development and project
         management fees.................................      643       524       287        18         -
                                                          --------  --------  --------  --------  --------
         Total...........................................    9,596     6,744     5,264     2,306       216
Expenses:
     Residence operations................................    6,575     4,380     3,454     1,908       221
     General and administrative..........................    2,773     1,705       634       170        84
     Depreciation and amortization.......................    1,379       980       844       505        95
     Write-off of intangible asset.......................                492
                                                          --------  --------  --------  --------  --------
         Total...........................................   10,727     7,557     4,932     2,583       400
                                                          --------  --------  --------  --------  --------
Operating income (loss)..................................   (1,131)     (813)      332      (277)     (184)

Interest expense.........................................   (1,272)   (1,023)   (1,350)     (707)     (102)
Interest income..........................................      470         -         -         -         -
Equity in net loss of unconsolidated entities............       (7)     (105)      (17)        -         -
                                                          --------  --------  --------  --------  --------
Loss before income taxes.................................   (1,940)   (1,941)   (1,035)     (984)     (286)
Deferred income taxes....................................     (683)        -         -         -         -
                                                          --------  --------  --------  --------  --------
Net loss................................................. $ (2,623) $ (1,941) $ (1,035) $   (984) $   (286)
                                                          --------  --------  --------  --------  --------
                                                          --------  --------  --------  --------  --------

Proforma:
     Net loss per common share........................... $   (.48) $   (.45)
     Weighted average number of common
       shares outstanding................................    5,416     4,350

OTHER OPERATING DATA:
Residences (end of year) (1):
     Open................................................        9         5         4         3         1
     Under construction..................................       17         5         1         1         1
     Under contract......................................       10         8         2         1         1
Number of units (end of year) (1):
     Open................................................      454       272       213       160        53
     Under construction..................................    1,010       243        59        53        53
     Under contract......................................      742       509       128        59        54

BALANCE SHEET DATA:
Working capital (deficit)................................ $  7,806  $ (1,575) $   (911) $   (702) $   (637)
Total assets.............................................   69,550    26,676    16,292    14,883     9,938
Long-term obligations, less current portion..............   32,759    18,250    16,778    14,472     8,753
Equity (deficit).........................................   30,677     5,841    (1,763)     (728)      256

(1) Includes residences jointly-owned by the Company and CHI.


--------------------------------------------------------------------------------

                                 KARRINGTON HEALTH, INC.

                               1996 ANNUAL REPORT

--------------------------------------------------------------------------------

COMMON SHARE INFORMATION


     The Company's common shares, without par value, are quoted on the Nasdaq National Market System under the symbol KARR. The following table reflects the range of the reported high and low closing prices of the common shares as reported on the Nasdaq National Market System, from the effective date of the IPO (July 18, 1996) to March 14, 1997.
     According to the records of the Company's transfer agent, the Company had forty-two shareholders of record as of March 13, 1997. The Company believes a substantially larger number of beneficial owners hold such shares in depository or nominee form.
     The Company does not pay dividends on its common shares and does not anticipate that it will pay dividends in the foreseeable future. However, the payment and amount of future dividends remain within the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, financial condition, capital requirements, restrictions imposed by financing arrangements and other relevant factors.


                                                            HIGH       LOW
----------------------------------------------------------------------------

1996:
Quarter Ended
     September 30, 1996 (beginning July 19, 1996)........  $13.50    $12.25
     December 31, 1996...................................   16.00     12.25
----------------------------------------------------------------------------
1997:
     Through March 14, 1997..............................  $12.75    $10.50

----------------------------------------------------------------------------


SHAREHOLDER INFORMATION

CORPORATE OFFICE
Karrington Health, Inc.
919 Old Henderson Road
Columbus, OH  43220
Phone: (614) 451-5151
http://www.karrington.com

COMMON STOCK
The common stock of
Karrington Health, Inc. is
traded on the Nasdaq
National Market System under
the symbol "KARR".

TRANSFER AGENT & REGISTRAR
Shareholders with inquiries regarding address corrections, lost certificates, changes in registration, and other shareholder matters should contact Karrington's stock transfer agent listed below:

National City Bank
Corporate Trust Division
P.O. Box 94915
Cleveland, OH  44101-4915
(216) 575-2000

INVESTOR RELATIONS CONTACT
Richard R. Slager,
Chairman and CEO
(614) 451-5151

FINANCIAL INFORMATION
Requests for published
information about Karrington Health, Inc. may be sent to the Company's Corporate Office or telephoned in to the Company's
Investor Relations Contact at (614) 451-5151.

RESEARCH COVERAGE
J. C. Bradford & Co.
Smith Barney Inc.

ANNUAL MEETING
The 1997 Annual Meeting of Shareholders will be held at 11:00 a.m. (EST) Tuesday, May 13, 1997 at the
Da Vinci Ristorante. Shareholders are cordially invited to attend.

Form 10-K
THE COMPANY'S ANNUAL REPORT ON FORM 10-K WILL BE SENT FREE
OF CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST TO THE
INVESTOR RELATIONS DEPARTMENT AT KARRINGTON HEALTH, INC.'S
CORPORATE OFFICE.


                                                              FOUNDING MEMBER
                                                                    ALFA
                                                              ASSISTED LIVING
                                                               FOUNDATION OF
                                                                  AMERICA

-------------------------------------------------------------------------------

DIRECTORS AND OFFICERS


BOARD OF DIRECTORS
--------------------------------------------------------------------------------------------------------
JOHN S. CHRISTIE                   DAVID H. HOAG                        BERNADINE P. HEALY, M.D.
President, JMAC, Inc.              Chairman, President and              Dean, College of Medicine,
                                   Chief  Executive Officer,            The Ohio State University
JOHN H. MCCONNELL                  The LTV Corporation
Founder and Chairman                                                    JAMES V. PICKETT
Emeritus, Worthington              CHARLES H. MCCREARY, III             Managing Director,
Industries, Inc.                   Partner, Bricker & Eckler            Banc One Capital Corporation

HAROLD A. POLING                   MICHAEL H. THOMAS                    ROBERT D. WALTER
Retired, former Chairman,          Executive Vice President             Chairman and Chief Executive
Ford Motor Company                 and Treasurer, JMAC, Inc.            Officer, Cardinal Health, Inc.




CORPORATE OFFICERS
--------------------------------------------------------------------------------------------------------
RICHARD R. SLAGER                  ROBIN V. HOLDERMAN                   ANTHONY E. DIBLASI
Chairman, President and Chief      Executive Vice President of          Senior Vice President of
Executive Officer                  Corporate Development                Construction

ALAN B. SATTERWHITE                MARK N. MACE                         STEPHEN LEWIS
Chief Financial Officer,           Senior Vice President of             Senior Vice President of
Chief Operating Officer and        Finance, Treasurer, Principal        Development, General
Director                           Accounting Officer                   Counsel and Assistant
                                                                        Secretary
                                   JOHN K. KNUTSON
                                   Senior Vice President of
                                   Operations


                                      28
--------------------------------------------------------------------------------

                                 KARRINGTON HEALTH, INC.

                               1996 ANNUAL REPORT


KARRINGTON MARKET AREAS


[MAP: United States and the State of Ohio showing Karrington locations open (10 residences), residences under construction (16 residences), sites under contract (14 sites) and the pending acquisition locations (12 residences).]

                                     [LOGO]

                             KARRINGTON HEALTH, INC.



                             919 Old Henderson Rd.
                             Columbus, Ohio  43220
                                 614.451.5151
                              Fax:  614.451.5199
                           http://www.karrington.com