Form 10-K405, Exhibit 13
period 1997-12-31
KARRINGTON HEALTH INC
filed 1998-03-31
CIK 1012710

KARRINGTON

KARRINGTON HEALTH

INCORPORATED

1997 ANNUAL

REPORT

                                       1997

                                                       GROWING TO MEET

                                                       THE NEEDS OF OUR

                                                       RESIDENTS, ASSOCIATES

                                                       AND SHAREHOLDERS

                     [PHOTO:  Female resident reading in a chair]

FROM DAY ONE, SHE WATCHED OVER YOU WITH UNCONDITIONAL LOVE AND SUPPORT. NOW THAT SHE NEEDS SPECIAL CARE, TAKE COMFORT IN THE KNOWLEDGE THAT THE SKILLED PROFESSIONALS AT KARRINGTON WILL GIVE YOUR LOVED ONE THE INDIVIDUAL ATTENTION YOU YOURSELF WOULD PROVIDE.

              [PHOTO:  Female resident with female caregiver on couch.]


CORPORATE PROFILE



     Founded in 1989, Columbus, Ohio-based Karrington Health, Inc. develops, owns and operates private-pay assisted living residences for physically frail and cognitively impaired seniors, as well as individuals with Alzheimer's Disease and related disorders.

     Operating three standard residential models in targeted markets, Karrington provides high-quality, high-acuity programs and services for seniors -- full-time and day residents -- who need assistance with activities of daily living (ADLs), including eating, bathing, personal hygiene, dressing, grooming and walking.

     With the 1997 acquisition of Kensington Management Group, Inc., a multi-state operator of assisted living Alzheimer's care residences with ties to the Mayo Clinic, Karrington expanded its residence network and relationships with major health care systems. Karrington's network includes residences owned solely by the Company and strategic joint ventures with major health care systems, including Catholic Health Initiatives (CHI), a national, $4.7 billion, 67-hospital operation.

     At year-end 1997, Karrington had 27 residences open, with plans to nearly double the number of open residences by December 1998. As of March 23, 1998, the Company was well on its way to achieving that goal, with 32 residences open and 14 under construction.

     Since opening its first residence in 1992, Karrington has maintained a pattern of steady, system-wide revenue growth. In 1997, the Company generated $25 million from its network of Karrington-operated residences and joint ventures. That reflects a 107% increase over the $12 million posted in 1996, the year in which Karrington went public, raising $28.4 million from the sale of 2.4 million common shares.

     Part of what distinguishes Karrington from other assisted living providers is the Company's board of directors, recognized as among the industry's strongest. Outside directors include prominent business leaders and health care professionals such as Dr. Bernadine P. Healy, Dean of The Ohio State University Medical School and former director of the National Institutes of Health; David H. Hoag, Chairman and CEO of LTV Corp.; John H. McConnell, founder and Chairman Emeritus of Worthington Industries; James V. Pickett, Managing Director of Banc One Capital Corporation; Harold A. Poling, retired Chairman of Ford; and Robert D. Walter, Chairman and CEO of Cardinal Health.

     Committed to providing a supportive residential environment that enables residents to age-in-place, the Company's management and directors embody Karrington's Mission Statement: DEDICATED TO EXCELLENCE IN PRESERVING AND ENHANCING PERSONAL DIGNITY, INDIVIDUALITY, INDEPENDENCE AND QUALITY OF LIFE FOR OUR RESIDENTS AND EMPLOYEES WHILE MAXIMIZING SHAREHOLDER VALUE.

FINANCIAL
HIGHLIGHTS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                  YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------
                                           1997            1996         1995
                                       -----------     ----------    -----------
TOTAL REVENUES . . . . . . . . . . .   $19,220,000     $9,596,000   $6,744,000

RESIDENCES (end of year)(1):
  Open . . . . . . . . . . . . . . .            27              9            5
  Under construction . . . . . . . .            19             17            5
  Under contract . . . . . . . . . .            20             10            8

NUMBER OF UNITS (end of year)(1):
  Open . . . . . . . . . . . . . . .         1,124            454          272
  Under construction . . . . . . . .         1,019          1,010          243
  Under contract . . . . . . . . . .         1,390            742          509

NUMBER OF BEDS (end of year)(1):
  Open . . . . . . . . . . . . . . .         1,371            534          316
  Under construction . . . . . . . .         1,242          1,185          289
  Under contract . . . . . . . . . .         1,612            861          583

AVERAGE OCCUPANCY PERCENTAGE(1)  . .         91.3 %          94.3%       96.4 %

--------------------------------------------------------------------------------
(1) Includes residences jointly-owned by the Company. Average occupancy percentage includes residences open for more than one year at the beginning of the year presented.


[GRAPH:  Karrington's total revenues for 1993, 1994, 1995, 1996 and 1997.]


TOTAL REVENUES*
($ THOUSANDS)
97   24,689
96   11,943
95    8,613
94    5,513
93    2,306


*INCLUDES JOINT VENTURES


[GRAPH:  Karrington's total assets for 1993, 1994, 1995, 1996 and 1997.]

TOTAL ASSETS
($ MILLIONS)
97   141,316
96    69,550
95    26,676
94    16,292
93    14,883



[GRAPH:  Karrington's units open for 1993, 1994, 1995, 1996 and 1997.]

KARRINGTON HEALTH, INC.
UNITS OPEN*
97   1,124
96     454
95     272
94     213
93     160


*INCLUDES JOINT VENTURES


--------------------------------------------------------------------------------
The forward-looking statements in this report are subject to certain risks and uncertainties that could cause actual results to differ materially from expectations. These include without limitation licensing, permitting, construction delays, cost increases on new developments, business conditions, adverse changes in general economic conditions, meeting all closing requirements, including licensure, and the availability of financing for these developments. These and other risks are set forth in the reports filed by the Company with the Securities & Exchange Commission.

----------------------------------------
----------------------------------------
CONTENTS

LETTER FROM THE                        2
CHAIRMAN
----------------------------------------
GROWING TO MEET                        4
THE NEEDS
----------------------------------------
MANAGEMENT'S DISCUSSION               14
AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS
OF OPERATIONS
----------------------------------------
MANAGEMENT'S STATEMENT                17
OF FINANCIAL RESPONSIBILITY
----------------------------------------
REPORT OF INDEPENDENT                 17
AUDITORS
----------------------------------------
CONSOLIDATED                          18
FINANCIAL REPORTS
----------------------------------------
COMMON SHARE                          30
INFORMATION
----------------------------------------
SHAREHOLDER                           30
INFORMATION
----------------------------------------
DIRECTORS & OFFICERS                  31
----------------------------------------
LISTING OF KARRINGTON                 32
PROPERTIES
----------------------------------------
KARRINGTON                            33
MARKET AREAS
----------------------------------------

LETTER FROM
THE CHAIRMAN
--------------------------------------------------------------------------------

[PHOTO:  Richard R. Slager, Chairman and CEO]

RICHARD R. SLAGER
CHAIRMAN AND CEO

     For Karrington, 1997 was a year of tremendous growth and change. Tripling the number of Karrington homes in operation, we grew from nine open residences at year-end 1996 to 27 residences in operation at December 31, 1997, achieving record year-end revenues in the process.

     Not content to rest on our success, your Company ended the year with an additional 19 Karrington residences under construction and 20 sites under
contract.   By year-end 1998 we expect to nearly double the number of
Karrington homes open and beds filled.

     The face of Karrington's management team changed significantly over the past 12 months, reflective of our evolution and growth. With the leadership of President Pete Klisares, who joined Karrington during the third quarter, we brought together a team of sophisticated, experienced business professionals charged with focusing on Karrington's managed growth and profitability. The financial acumen of newly appointed CFO Tom Klimback, coupled with the industry expertise of Executive Vice President of Operations John Knutson and the real estate and construction experience of Development Executive Vice President Robin Holderman helps position Karrington for continued growth within the rapidly expanding assisted living industry.

     System-wide revenues, including jointly owned residences, increased 107% to $24.7 million in 1997, from $11.9 million in 1996. Year-end 1997 revenues for Karrington-owned and operated residences rose 100% to $19.2 million from $9.6 million in 1996.

     Excluding unusual and one-time charges of $.20 per share in 1997 and $.17 per share in 1996, our 1997 net loss was $4.3 million, or $.63 per share, compared to a loss of $1.7 million, or $.31 per share in 1996.

     Per share results reflect losses consistent with multiple start-ups and our initial strategic commitment to own rather than lease properties.

     At year end, Karrington had investment-grade, short-term securities totaling $4.4 million; long-term debt of $97.5 million; and shareholders' equity of $26.5 million.

     Karrington's operating model, growth strategy and ownership philosophy remain consistent with our goal of delivering long-term sustainable value to our shareholders. Mindful that start-up losses will impact earnings negatively in our early years, we are evaluating financial structures designed to improve your Company's earnings' picture over the next several years, while we continue to take advantage of growth opportunities.

     Working with fewer, larger strategic financing partners assures us of meeting our capital needs well into the future. Abandoning one-off financing, which in the past placed a time-consuming burden on Karrington and hindered our growth, we now are in the process of identifying lenders who offer pools of debt and equity financing at more favorable rates, enabling us to develop multiple homes with fewer financial institutions.

     In addition, we are reviewing off-balance sheet financing vehicles with the potential for a positive impact on earnings. Off-balance-sheet financing would allow your Company to continue growing toward stabilization, with less of the first-year $.10 per share pre-tax start-up loss we now experience with the opening of each new home. We are working hard at this financing engineering option, knowing that it will significantly improve the immediate EPS picture for the Company as we continue our controlled growth plans.

     Reflective of your Company's continued growth, the year saw the opening of three new joint venture homes with Catholic Health Initiative (CHI), a $4.7 billion acute-care operator of more than 67 hospitals in 22 states. This brings to six the total number of open Karrington/CHI joint venture homes, with three more in various stages of development.

     Five new homes are slated to open in the second quarter on our Karrington Cottage campus in Rochester, Minnesota. The success of that campus will continue to benefit greatly from the support and advice of Mayo Clinic physicians who are actively involved with the care plans and progress of the residents as well as education and training of staff. We will continue to pursue synergistic relationships with leading acute care providers, as we work to position your Company to benefit fully from health care reform and industry consolidation.

     On the Operating side, renown assisted living industry expert John Knutson celebrated his first full year at Karrington by enhancing our pace-setting quality assurance programs. Karrington's commitment to state-of-the-art quality assurance programs, expanded in 1997, results in regular deficiency-free reviews from state licensing authorities, as well as consistent praise from residents for our product and service delivery programs. Unsurpassed quality assurance helped improve operating income margin for stabilized residences to 35% in 1997 from 33% in 1996, excluding depreciation and amortization.

      Tripling our size over the past 12 months strained the personnel ranks at existing homes, as experienced staff members were called upon to fill positions in new residences, leaving some holes in the stable homes, which we believe we now have filled. As a result, we experienced a slight drop in stable home occupancies in late 1997. Enhanced and accelerated recruiting, marketing and training programs were instituted and have improved 1998 occupancy rates. The result: Today our homes are operating more efficiently and effectively than ever, and we expect occupancy of stable homes to reach and exceed projected levels for the year.

     Karrington's high-acuity, aging-in-place residential model results in a longer length of stay, with potential add-on revenues as the health care needs of aging residents increase. Revenues for stabilized residences increased 1% in 1997, a reflection of our ability to improve same-residence results by capturing incremental services' revenue through our aging-in-place approach to assisted living.

     In 1997 we implemented significant new revenue-generating programs, including Day Respite, Pharmacy and outreach of local services. These programs have received high marks from residents and families, and are expected to have a positive impact on our future census, community relationships and bottom line. At the same time, we discontinued the consulting and third-party management programs that were distracting from your Company's own rapid internal growth.

     To achieve our goal of bringing to market the highest quality product at the lowest possible cost, we sharpened our Construction and Development focus this year, concentrating on fewer, more efficient and cost-effective plans while implementing the principles of standardization, value engineering and quality initiatives. Continuing efforts to outsource selective development and construction activities will further Karrington's ability to focus on our core mission and business, and enable us to achieve our aggressive growth goals in a timely cost-effective manner.

     As part of that initiative, we refined and settled on three standard models of residence -- Karrington's K1, K2 and KC assisted living models -- a strategic evolution of your Company's original prototype residence. The 72-unit, mansion-style K1 residence is located in established, upper-income communities, where land is expensive and scarce, and price of service is not a significant determinant.

     The one-story, 48-unit K2 model enables your Company to enter smaller, rural county seat communities, where sites are readily available and cost issues have more impact on decision-making.

     The Karrington Cottage, KC, model is a 20-unit, residential model located on campus-like environments. Future plans call for the clustering of satellite KC residences in communities with existing K1 and K2 models, enabling us to continue meeting the growing and diversified needs of aging residents.

     The past four quarters were an exciting period of strategic transition and rapid growth for your Company, reflected in an increased number of open homes, generation of record revenues, enhanced management team, and expansion of the products, services and care we offer our residents.

     The refining of operational, development, construction and financing systems in 1997 better positions your Company to move forward as a leading provider of high-quality, high-acuity assisted living care and services in a timely, profitable manner.

     We appreciate your continued confidence and support, and we value your contribution as part of the Karrington family. We remain focused on delivering unsurpassed care and services to our residents, career satisfaction to our associates, and value to our shareholders. We look with enthusiasm toward the new year and the twenty-first century, a century that holds tremendous promise for your Company and the entire assisted living industry.


Sincerely,


/s/ Richard R. Slager


RICHARD R. SLAGER
Chairman and Chief Executive Officer

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
GROWING TO MEET THE NEEDS OF OUR
RESIDENTS, ASSOCIATES AND SHAREHOLDERS
--------------------------------------------------------------------------------

[PHOTO: Four female residents seated with standing female caregiver.] [PHOTO: Male resident with nurse taking blood pressure.]

AT THE HEART OF KARRINGTON ARE NATIONALLY RECOGNIZED ASSISTED LIVING PROFESSIONALS AND THOROUGHLY TRAINED STAFF WHO ARE COMMITTED TO HELPING YOUR LOVED ONE ENJOY QUALITY OF LIFE AS SHE OR HE AGES IN PLACE WITH DIGNITY AND GRACE.

     For Karrington Health, Inc. 1997 was a year of strategic transition and rapid growth. Marking its first full year as a public company and celebrating five years since the opening of its first residence, Karrington in 1997 furthered its evolution from a leading provider of high-quality assisted living to a forward-looking company charting a strategic course for expansion, profitability and shareholder value.

     What Karrington developed over the past 12 months -- through strong internal growth, an expanded approach to assisted living, and a strategic acquisition -- is a company that is ideally positioned for continued growth. Growth in the number of residences open -- a 400% increase since Karrington went public in 1996. Growth in system-wide revenues -- up 107% from $12 million in 1996 to $24.7 million for the year ended December 1997. Growth in the scope of products and services available and the overall quality of care provided to Karrington residents. Growth in the assisted living industry, an industry expected to generate $30 billion annually by the year 2000, double the current $15 billion.

THE KARRINGTON TEAM:
BUILDING A QUALITY BUSINESS

     The challenge facing the elderly and their families, as well as shareholders and the investment community, is to identify well-managed, high-quality, professional assisted living providers --such as Karrington -- that are positioned to survive inevitable industry consolidation and thrive in the new century.

     Karrington -- guided by Company Co-founder, Chairman and Chief Executive Officer Richard R. Slager, an assisted living industry pioneer who served as the second Chairman of the Assisted Living Federation of America
(ALFA)--spent the past 12 months fine-tuning the internal operations and external relationships necessary to achieve planned and profitable growth on a timely basis, without losing sight of the Company's focus: Create and deliver unsurpassed products and services that enable seniors to age-in-place with grace and dignity.

     In 1997 management took steps to further the Company's overall performance, resulting in an increased number of residences open and the generation of record revenues. Developing three standard residential models and streamlining operations enabled the Company to reduce the time it takes to get its product to market, from site selection through zoning and construction. By systematically implementing the principles of value engineering, preventive maintenance and construction management outsourcing, Karrington lowered real estate, architecture, construction and start-up costs.

     As Karrington grew and its high-quality, high-acuity product evolved, the management team expanded to meet the Company's changing needs. President and Chief Operating Officer Pete A. Klisares joined Karrington in August 1997, bringing on board senior-level finance and marketing experts to supplement the talents and strengths of Karrington's real estate and development specialists, and the assisted living professionals who work with John Knutson, the former ALFA director and renown industry expert who serves as Karrington's Executive Vice President of Operations.

     Supporting the Karrington management team is a board of directors that is arguably the strongest in the assisted living industry, combining health care know-how with acquisition expertise and experience growing public companies into national industry leaders.

     Unrivaled health care expertise guided by hands-on management... That's doing business THE KARRINGTON WAY.

[GRAPH: Karrington employees for 1993 and 1994, including joint ventures.]

Year 1994           230
Year 1993           170

--------------------------------------------------------------------------------


          4
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

KARRINGTON'S GROWING MANAGEMENT TEAM--GUIDED BY CHAIRMAN AND CEO RICHARD R. SLAGER (SEATED) AND PRESIDENT PETE A. KLISARES (STANDING)--REFLECTS THE EVOLUTION OF THE COMPANY'S HIGH-QUALITY, HIGH-ACUITY PRODUCT. COMBINING UNRIVALED HEALTH CARE KNOW-HOW WITH HANDS-ON BUSINESS EXPERIENCE, KARRINGTON MANAGEMENT IS CHARTING THE COURSE FOR CONTINUED GROWTH WITHIN THE RAPIDLY EXPANDING ASSISTED LIVING INDUSTRY.

[PHOTO: Two senior Karrington officers, including Richard R. Slager and Pete A. Klisares.]

PEOPLE

[GRAPH: Karrington employees for 1995, 1996 and 1997, including joint ventures.]

Karrington
Employees
(Including
Joint
Ventures)

Year 1997      1,100
Year 1996        525
Year 1995        290


GROWING TO MEET THE NEEDS OF OUR
RESIDENTS, ASSOCIATES AND SHAREHOLDERS
--------------------------------------------------------------------------------

KARRINGTON'S K1 AND K2 MODELS ARE DESIGNED TO ACCOMMODATE VARYING ACUITY AND INCOME LEVELS. WHETHER YOU CHOOSE THE MANSION-STYLE K1 RESIDENCE OR THE SMALL-TOWN K2 HOME, YOUR LOVED ONE WILL HAVE ACCESS TO THE SKILLED AND CARING PROFESSIONALS, UNIQUE PRO-DUCTS AND SERVICES, AND DIGNIFIED ENVIRONMENTS THAT HELP DIFFERENTIATE KARRINGTON FROM OTHER ASSISTED LIVING PROVIDERS.

[PHOTO:  Karrington K1 model prototype.]
[PHOTO:  Karrington K2 model prototype.]

KARRINGTON GROWTH:  APPROACHING
STABILITY, ANTICIPATING PROFITABILITY

     Karrington tripled its size over the past 12 months, growing from nine open homes in 1996 to 27 assisted living residences in operation at December 31, 1997. Management expects to nearly double the number of homes open in the new year. By December 1999, Karrington should reach a critical mass of 46 stable homes and the point at which the Company is operating enough stable residences to support focused, profitable growth.

     To help bridge the gap between rapid growth and profitability, Karrington in 1997 underwent financial restructuring, establishing strategic financing partnerships with fewer financial institutions, secur-ing more favorable interest rates, and adopting some off-balance-sheet strategies of financing new residences. The result: Karrington will reduce the start-up losses typically associated with opening new assisted living residences.

     Opening the right models in the right markets at the right time, without depleting cash reserves or negatively impacting earnings... That's achieving stability and profitability THE KARRINGTON WAY.

THE KARRINGTON MODEL:
CHANGING THE WAY PEOPLE
VIEW ASSISTED LIVING

     As the population ages, health care needs increase. According to the US Census Bureau, 7 million people over age 65 and 50% of people over 85 need help with at least one activity of daily living (ADL), such as eating,
bathing, personal hygiene, dressing, grooming and walking.   By the year
2020, the number of over-65 seniors requiring ADL assistance will double, creating tremendous opportunities for the assisted living industry and Karrington.

     Recognizing that not all seniors share the same acuity at various income levels, Karrington has created three standard models of residence, an evolution of the Company's original prototype mansion-style residence. While standardization will enable the Company to get its product to market faster, Karrington's commitment to its residents remains intact.

     Along with creating three standard models, the Company has branded, or named, its residential products to help build Karrington's national identity. Karrington's original mansion-style residence, now known as K1 or the Karrington model, was upgraded and enhanced in 1997. Located in established upper-income communities, the K1 is a 72-unit model that replaces the original 53-unit prototype.

     Karrington Place, or K2, is the Company's one-story, small-town solution to high-quality assisted living. Karrington Place offers residents of smaller and rural communities access to the skilled and caring professionals, unique products and services, and dignified environments that enable Karrington residents to age-in-place gracefully.

     The Company's third residential model is the outgrowth of Karrington's May 1997 acquisition of Kensington Management Group, Inc. of Golden Valley, Minnesota. Operating innovative Alzheimer's care communities, now known as Karrington Cottages or KC, the Company provides residential Alzheimer's care and other programs under the medical direction of geriatric and dementia specialists.

     At the time of the acquisition, Kensington operated or had under construction 12 assisted living residences in three states. The early 1998 completion of a nine-Cottage campus in Rochester, Minnesota will further Karrington's relationship with the physicians of the world-famous Mayo Clinic.

     The Company expects to develop future Karrington Cottages in conjunction

[GRAPH: Number of Karrington residences open for 1993 and 1994, including joint ventures.]

Year 1994      4 Residences
Year 1993      3 Residences

--------------------------------------------------------------------------------

[PHOTO:  Karrington of Oakwood residence.]

TRIPLING THE NUMBER OF KARRINGTON HOMES IN OPERATION OVER THE PAST 12 MONTHS, THE COMPANY GREW TO 27 OPEN RESIDENCES AT YEAR-END 1997. KARRINGTON'S HIGH-ACUITY, AGING-IN-PLACE MODEL PROVIDES EACH AGING RESIDENT WITH THE EXTRA CARE NEEDED TO MAKE KARRINGTON HIS OR HER FINAL HOME--A COMFORT TO RESIDENTS AND THEIR FAMILIES.

POSITIONING

[GRAPH: Number of Karrington residences open for 1995, 1996 and 1997, including joint ventures.]

Number Of Karrington
Residences
(Including
Joint
Ventures)

Year 1997      27 Residences
Year 1996       9 Residences
Year 1995       5 Residences

--------------------------------------------------------------------------------

GROWING TO MEET THE NEEDS OF OUR
RESIDENTS, ASSOCIATES AND SHAREHOLDERS
--------------------------------------------------------------------------------


[PHOTO:  Rochester, Minnesota campus of nine Kensington Cottages.]

PROVIDING RESIDENTIAL ALZHEIMER'S CARE AND OTHER HIGH-ACUITY PROGRAMS, THE COMPANY'S KARRINGTON COTTAGES OR KC MODEL OFFERS COGNITIVELY IMPAIRED RESIDENTS SPECIAL CARE UNTIL THE END OF THEIR LIVES, OFTEN PRECLUDING THE NEED FOR HOSPITALIZATION OR NURSING CARE. WHETHER YOUR LOVED ONE LIVES IN A KC, K1 OR K2 MODEL, KARRINGTON HELPS SET THE PACE FOR ALZHEIMER'S CARE, WHILE ENHANCING DIGNITY, PROMOTING INDIVIDUALITY AND ENCOURAGING INDEPENDENCE.



with other regional health care systems throughout the Midwest.

     With the addition of Karrington Cottages to the Company's product mix, management plans to broaden the way high-acuity care and assisted living in general are viewed by the health care industry and the public. Residential care for persons with Alzheimer's Disease and other forms of dementia will continue to be the focus of Karrington Cottages. In addition, some residential Cottages on each campus will be devoted to other physical and cognitive conditions, based on the needs or specialties of the regional health care providers associated with Karrington.

     Providing high-acuity, broad-based, lower-cost, 24-hour care in a dignified, non-hospital, non-nursing-facility setting...That's broadening the scope of assisted living THE KARRINGTON WAY.

THE KARRINGTON ADVANTAGE:  AGING-IN-
PLACE WITH DIGNITY, INDEPENDENCE AND
QUALITY OF LIFE

     At the heart of Karrington are the dedicated professionals, proven products and services, and supportive environments that enable Karrington residents to enjoy quality of life as they age-in-place. The Company delivers unsurpassed care at each of its residences, including innovative Alzheimer's and related special care programs that help differentiate Karrington from other assisted living companies.

     According to the Alzheimer's Association, dementia affects 4 million Americans, a number that will increase to 14 million by the year 2040. In the past, persons suffering from Alzheimer's Disease would have been institutionalized in hospitals or nursing facilities for the balance of their lives, which could last 20 years from the onset of symptoms.

     Karrington residents who are cognitively impaired or have Alzheimer's Disease benefit from unique, safe and inviting residences that look and feel like hometown neighborhoods, complete with cheerful common areas and secure outdoor walking paths. Caregivers are specially trained to assist residents facing the challenges of communication, nutrition, wandering and sleep. Sensory therapy rooms, standard in new models, help set the pace for long-term Alzheimer's care, while enhancing dignity, promoting individuality and encouraging independence.

     Karrington's residential alternative to institutionalization has proven so successful at delivering high-quality, high-acuity care that the Company plans to open several more free-standing Alzheimer's residences. Providing each aging resident with the extra care needed to make Karrington his or her final home...That's aging-in-place THE KARRINGTON WAY.

KARRINGTON'S COMMUNITY CONCEPT:
CLUSTERING PRODUCTS, CAPTURING MARKET SHARE

     In 1997 Karrington focused its marketing efforts more sharply, making the strategic decision to concentrate most future development east of the Mississippi. The Karrington priority market stretches from Rochester, Minnesota

[GRAPH: Karrington revenues for 1993 and 1994 (thousands of dollars).]

Year 1994      $5,264
Year 1993      $2,306

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

FOR OVERBURDENED CAREGIVERS NOT QUITE READY FOR FULL-TIME ASSISTED LIVING, KARRINGTON'S DAY RESIDENT PROGRAM IS THE IDEAL SOLUTION. WITH FLEXIBLE SERVICE AND STAY OPTIONS, INCLUDING DAY-CARE FOR LOVED ONES WITH ALZHEIMER'S DISEASE, THE DAY RESIDENT PROGRAM GIVES FAMILY MEMBERS A BRIEF RESPITE FROM CARE-GIVING DUTIES AND A HANDS-ON INTRODUCTION TO KARRINGTON'S PEOPLE, PRODUCTS AND SERVICES.

[PHOTO:  Female resident and female caregiver walking down stairs.]

PROFITABILITY

[GRAPH: Karrington revenues for 1995, 1996 and 1997 (thousands of dollars).]

Karrington
Revenues
(Thousands
Of Dollars)

Year 1997      $19,220
Year 1996      $ 9,596
Year 1995      $ 6,744

--------------------------------------------------------------------------------

GROWING TO MEET THE NEEDS OF OUR
RESIDENTS, ASSOCIATES AND SHAREHOLDERS
--------------------------------------------------------------------------------

[PHOTO:  Two female residents with young child.]
[PHOTO:  Male resident with young children.]

KARRINGTON IS COMMITTED TO HELPING RESIDENTS--75% OF WHOM ARE WOMEN WITH AN AVERAGE AGE OF 83--LIVE THE BALANCE OF THEIR LIVES WITH PERSONAL DIGNITY, INDIVIDUALITY, INDEPENDENCE AND QUALITY OF LIFE. FEW ASSISTED LIVING OPERATORS PROVIDE THE COMPREHENSIVE RANGE OF HIGH-QUALITY CARE--FROM SOCIAL ACTIVITIES SUCH AS INTER-GENERATIONAL PROGRAMS AND AEROBICS, TO SPECIAL CARE AND ALZHEIMER'S PROGRAMS--THAT KARRINGTON DELIVERS.



-- site of the newest Karrington Cottages campus -- to New York in the Northeast and Florida in the South. At the geographic center of Karrington's development and marketing activity is the Company's Columbus, Ohio headquarters.

     The Karrington Total Community Plan serves as the foundation for the Company's marketing efforts. Designed to enhance market penetration and increase occupancy, the Total Community Plan calls for the clustering of two or more residential models in each of the Company's targeted communities. Once established in a market, the Company will integrate ancillary products and innovative services, designed to generate revenue while introducing prospective residents and their families to Karrington.

     The Day Resident Program is a prime example of successful vertical integration. Expanded in 1997, the Day Resident Program gives family members the opportunity to experience Karrington, while enjoying temporary relief from caregiving duties. The Program offers flexible service and stay options, including a secure day-care environment for people with Alzheimer's Disease and other cognitive disorders. A hit with overburdened caregivers, The Day Resident Program grew substantially in 1997, increasing from 12 hours of weekly utilization early in the year to 400 hours at year end. Management expects many Day Resident Program participants will become full-time residents in 1998.

     Also successful was the 1997 introduction of the Live Well Program, a joint effort of Karrington and NCS Pharmacy, providing quality, on-site pharmaceutical services. An optional service enjoyed by 99% of residents, Live Well offers convenience and competitive pricing, while simplifying the tracking of medication. Pioneered by Karrington, the successful Live Well Program is now being imitated by competitors.

     Creating innovative programs to introduce staff and services to caregivers and seniors who may one day choose assisted living, capture incremental revenue, and support the Company's aging-in-place philosophy...That's marketing THE KARRINGTON WAY.

KARRINGTON PEOPLE, PRODUCTS AND SERVICES:
MAINTAINING QUALITY WHILE ENHANCING LIFE

     Karrington's goal in developing new products and services is to enhance the quality of residents' lives, for the duration of their lives. Few assisted living operators provide the comprehensive range of high-quality care -- including Alzheimer's programs and other special services -- that Karrington delivers.

     Encouraged to stay active, Karrington residents have access to aerobics, transportation, inter-generational programs, aviaries, mobile x-ray, laboratory and rehabilitation services, and other activities, services and programs designed to enhance the quality of life, as opposed to the institutional, isolating approach of nursing facilities.

     Karrington's ability to provide high-quality, innovative products and services is directly linked to the Company's nationally recognized assisted living professionals and thoroughly trained staff.

     Karrington Kollege, a mandatory, week-long training program for administrators, helps ensure consistent delivery of quality care. During the intense five-day session, operations are reviewed, training manuals are distributed, and Karrington's commitment to helping its 1,000 residents age-in-place with dignity and grace is stressed.

[GRAPH: U.S. population 85 years and older for 1990 and 2000.]

Year 2000      4.3 Million
Year 1990      3.2 Million

--------------------------------------------------------------------------------

AS THE BABY BOOMER GENERATION AGES, THE DEMAND FOR HIGH-QUALITY ASSISTED LIVING RESIDENCES WILL EXPLODE. BY THE YEAR 2030, THE SENIOR POPULATION SHOULD REACH 60 MILLION, WITH NEARLY A QUARTER AFFECTED BY ALZHEIMER'S DISEASE. IN LIGHT OF CHANGING DEMOGRAPHICS AND GOVERNMENT ESTIMATES THAT HALF THE NATION'S CURRENT 1.6 MILLION NURSING FACILITY

[PHOTO:  Female resident with young child.]

RESIDENTS WOULD BE WELL SERVED BY ASSISTED LIVING, ALFA PREDICTS THE NEED FOR NEW ASSISTED LIVING UNITS WILL HIT 50,000 ANNUALLY WITHIN A DOZEN YEARS. KARRINGTON IS POSITIONING ITSELF TODAY TO ACCOMMODATE INTERNAL AND INDUSTRY-WIDE GROWTH TOMORROW.

POTENTIAL

[GRAPH: U.S. population 85 years and older for 2010, 2020 and 2030.]

Population
85 Years
And Older

Year 2030      8.0 Million
Year 2020      6.3 Million
Year 2010      6.0 Million

GROWING TO MEET THE NEEDS OF OUR
RESIDENTS, ASSOCIATES AND SHAREHOLDERS
--------------------------------------------------------------------------------

[PHOTO:  Three administrators and an instructor in classroom.]
[PHOTO:  One administrator and an instructor.]

RESIDENTS' NEEDS ARE KARRINGTON'S NUMBER-ONE PRIORITY, AND NO JOB THAT
BENEFITS RESIDENTS IS TOO SMALL FOR KARRINGTON'S ASSOCIATES.   THAT IS THE
UNDERLYING PHILOSOPHY OF KARRINGTON KOLLEGE, A WEEK-LONG, INTENSIVE TRAINING PROGRAM FOR ADMINISTRATORS AND DEPARTMENT SUPERVISORS. ENTERING ITS THIRD YEAR, KARRINGTON KOLLEGE HELPS ENSURE THAT EACH KARRINGTON HOME OPERATES AS A CENTER OF QUALITY LIVING FOR RESIDENTS AND A SOURCE OF SUPPORT FOR CAREGIVERS.

     In 1997 staff education included training teams assigned to visit new residences to ensure that human resources, marketing, wellness and hospitality support the Company's aging-in-place philosophy and make each Karrington residence a center of quality living.

     Karrington's commitment to quality assurance -- recognized by state inspectors and competitors as among the best in the assisted living industry
-- pays tremendous dividends to residents and the Company.   Quality assurance
survey scores -- historically high -- increased significantly in 1997, as did resident satisfaction surveys. In a competitive environment in which food service and health care programs help distinguish providers, Karrington consistently impresses residents. To ensure continued quality, the Company this year added quality assurance and training professionals to its highly respected operations team.

     Superior high-acuity care, a commitment to training and quality, and innovative product delivery...That's assisted living THE KARRINGTON WAY.

KARRINGTON'S FUTURE...CREATING QUALITY
RESIDENCES, DELIVERING SHAREHOLDER VALUE

     The elderly are the nation's fastest growing population segment, with the number of individuals age 65-plus expected to double to 60 million by the year 2030, according to US Census Bureau figures.

     Changing demographics, coupled with the fact that the elderly are often incapable of independent living, have created tremendous opportunities for Karrington and the entire assisted living industry.

     In the past, female family members usually provided assistance for the elderly. With 57% of women now working outside the home, however, their ability to fill the traditional caregiver role has declined. Single parents, growing numbers of Americans living alone, and a transient society have further reduced the number of adult children able to care for elderly parents and relatives.

     With 30% of seniors currently living alone and the over-85 population expected to double to 5.6 million by the year 2010, ALFA predicts the demand for new assisted living units will grow to 50,000 a year within a dozen
years.   Couple that with the US Department of Health and Human Services'
estimate that about half of the nation's 1.6 million nursing facility residents are viable assisted living candidates, and it's no surprise that the industry is expected to soar to $30 billion by the year 2000.

     Karrington is positioning itself today to accommodate certain growth tomorrow. Management's decision to take the Company public in July 1996 provided Karrington with capital to support its immediate growth goals, leading to 27 open residences by year-end 1997, including the strategic acquisition of Kensington Management Group.

     Short-term, Karrington's goal is to increase residences and beds by nearly 100% over the next 12 months, operating enough stable residences to support profitable growth by year-end 1999.

     Long-term, the Company plans to continue developing and operating superior-quality residences that provide quality of life for residents, deliver career satisfaction for employees, and perform favorably for shareholders.

     Poised to meet the needs and challenges of the growing assisted living industry...That's visionary thinking THE KARRINGTON WAY.

--------------------------------------------------------------------------------

KARRINGTON
HEALTH, INC.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

FINANCIAL CONTENTS
----------------------------------------
MANAGEMENT'S DISCUSSION               14
AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS
OF OPERATIONS
----------------------------------------
MANAGEMENT'S STATEMENT                17
OF FINANCIAL RESPONSIBILITY
----------------------------------------
REPORT OF INDEPENDENT                 17
AUDITORS
----------------------------------------
CONSOLIDATED BALANCE                  18
SHEETS
----------------------------------------
CONSOLIDATED STATEMENTS               19
OF OPERATIONS
----------------------------------------
CONSOLIDATED STATEMENTS               20
OF EQUITY
----------------------------------------
CONSOLIDATED STATEMENTS               21
OF CASH FLOWS
----------------------------------------
NOTES TO CONSOLIDATED                 22
FINANCIAL STATEMENTS
----------------------------------------
SELECTED CONSOLIDATED                 29
FINANCIAL DATA
----------------------------------------

FINANCIALS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

OVERVIEW

     The Company derives its revenues from two primary sources: (i) resident fees for the delivery of assisted living services and (ii) development fees and management services income for development and management of residences in which the Company does not own a controlling interest. Resident fees are paid monthly by residents, their families or other responsible parties and, prior to the Kensington acquisition, were derived 100% from private pay sources. Currently, approximately 93% of resident fees are derived from private pay sources. Resident fees include revenue derived from basic assisted living care, community fees, extended and special needs care, Alzheimer's care and other sources. Community fees are one-time fees generally payable by a resident upon admission, and extended care and Alzheimer's care fees are paid by residents who require personal care in excess of services provided under the basic care program. Development fees and management services income, which accounts for the remaining revenues, consists of development fees recognized over the development and construction period and management fees which are a percentage of a managed residence's total operating revenues and are recognized as services are performed.

     The Company categorizes its operating expenses as follows: (i) residence operations, which includes labor, food, media advertising and promotions and other direct general operating expenses; (ii) general and administrative expenses, consisting of corporate and support functions such as marketing, accounting and other administrative expenses; (iii) depreciation and amortization; and (iv) rent expense. In anticipation of its growth plans, the Company made significant investments in the number of management and staff at its headquarters in 1996 and 1997.

--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

     The following table sets forth certain data from the respective consolidated statements of operations as a percentage of total revenues:


                                                  YEAR ENDED DECEMBER 31,
                                             ---------------------------------
                                              1997           1996        1995
                                             ------         ------      ------
Total revenues . . . . . . . . . . . . .     100.0%         100.0%      100.0%
Expenses:
  Residence operations . . . . . . . . .      71.2           67.6        64.3
  General and administrative . . . . . .      23.1           28.9        25.3
  Depreciation and amortization. . . . .      14.0           14.4        14.5
  Rent expense . . . . . . . . . . . . .       1.3            0.9         0.7
  Unusual charges. . . . . . . . . . . .       7.2             --         7.3
                                             -----          -----       -----
    Total expenses . . . . . . . . . . .     116.8          111.8       112.1
                                             -----          -----       -----

Operating income (loss)  . . . . . . . .     (16.8)%        (11.8)%     (12.1)%
                                             -----          -----       -----
                                             -----          -----       -----
End of year(1):
  Number of residences . . . . . . . . .        21              6           4
  Number of units. . . . . . . . . . . .       803            312         219

--------------------------------------------------------------------------------
(1) Excludes residences jointly-owned by the Company accounted for by the equity method.

--------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1997 COMPARED
TO YEAR ENDED DECEMBER 31, 1996

     Total revenue increased $9.6 million, or 100%, to $19.2 million in 1997 from $9.6 million in 1996 primarily due to the growth in resident revenues. Resident revenues increased $9.6 million, or 107%, primarily due to the acquisition of Kensington Management Group, Inc. and affiliates ("Kensington") on April 30, 1997 ($5.2 million), opening of new residences in 1997 ($1.3 million) and a full year of operations of residences opened or in fill-up in 1996.

     Residence operations expense increased $7.2 million, or 111%, to $13.7 million in 1997 from $6.5 million in 1996. As a percentage of residence operating revenues, residence operations expense increased to 73.8% in 1997 from 72.4% in 1996. This increase is primarily attributable to an increase in the number of residences in the fill-up phase as operations expenses are historically higher as a percent of operating revenues during the first year of operation of a residence.

     General and administrative expenses increased $1.6 million, or 59.9%, to $4.4 million in 1997 from $2.8 million in 1996, primarily due to increased compensation, payroll taxes and related benefits as a result of hiring additional management and staff at the Company's headquarters as a result of the Company's growth plans. The Company expects the rate of increase in its general and administrative expenses will decrease as new personnel needs have been reduced by recent hires. In addition, the Company expects its general and administrative expenses will decrease as a percentage of its total operating revenues due to anticipated economies of scale resulting from the Company's development program.

     Depreciation and amortization increased $1.3 million, or 94.6%, to $2.7 million in 1997 from $1.4 million in 1996 primarily due to the opening of new residences in 1997 and 1996.

     See Note 2 to Consolidated Financial Statements for discussion on the unusual charges in 1997 and 1995.

     Interest expense increased $1.4 million, or 116%, to $2.7 million in 1997 from $1.3 million in 1996 primarily due to the opening of new residences in 1997 and 1996.

--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1996 COMPARED
TO YEAR ENDED DECEMBER 31, 1995

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

     Development and project management fees increased $118,000, or 22.6%, to $643,000 in 1996 from $524,000 in 1995, primarily due to development and management fees associated with the increased number of projects open or in process under the relationship with CHI.

     Residence operations expenses increased $2.2 million, or 49.6%, to $6.5 million in 1996 from $4.3 million in 1995. As a percentage of residence operating revenues, residence operations expense increased from 69.7% in 1995 to 72.4% in 1996. This increase is primarily attributable to the opening of a new residence in October 1995 and two residences in 1996, as operations expenses are historically higher as a percent of operating revenues during the first year of operation of a residence. Excluding these three residences, operations expenses were 64.7% of residence operating revenues in 1996 compared to 65.6% in 1995.

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

--------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its initial growth through a combination of mortgage financing, sale/leasebacks, subordinated borrowings from JMAC and its affiliates, equity contributions and proceeds from the initial public offering in 1996. The Company's mortgage and construction mortgage financings mature in the next three to thirteen years, bear interest at various fixed and fluctuating rates (ranging from 8.5% to 10.0% at December 31, 1997), and are secured by substantially all of the assets of the Company. The Company expects to refinance such amounts as they mature. In addition, one of the Company's residences is financed with a residential rental development revenue bond which provides for annual principal repayments beginning in 1998 through 2021 and bears interest at a fluctuating weekly rate (3.83% at December 31, 1997).

     The Company has entered into non-binding financing commitment letters with Meditrust Mortgage Investments, Inc. ("MMI"), an affiliate of Meditrust (a large health care REIT).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Under the letters, MMI is to provide up to approximately $100 million in financing for one existing and approximately 13 new residences, subject to various terms and conditions. The financings, which may be mortgage or lease financings, are to be entered into on a residence-by-residence basis, and are to be for terms of up to 14 years (with two additional five-year extension periods for the lease transactions). To date, the Company has completed mortgage agreements for four residences and six lease transactions totaling $68.5 million.

     In February 1997, the Company entered into a $3 million revolving credit agreement expiring on March 31, 1998. The Company is currently negotiating an extension and increase in the committment which it expects to accomplish in April 1998. In March 1997, the Company entered into a $5 million line of credit expiring in May 1999. At December 31, 1997, there was $6 million outstanding under these agreements.

     On April 30, 1997, the Company entered into a $27.6 million promissory note in conjunction with its acquisition of Kensington Management Group, Inc. and affiliates ("Kensington") and the build out of nine Kensington cottages on the Rochester, Minnesota campus. The amount outstanding under the agreement was approximately $19.9 million as of December 31, 1997. The remaining funds will be disbursed in two phases at such time that the nine cottages achieve certain debt service coverage ratios.

     In September 1997, the Company entered into a $7.5 million promissory note with JMAC, Inc., a 34% shareholder of the Company. The note expires on January 2, 2000. At December 31, 1997, $7.5 million was outstanding under this agreement.

     In October 1997, the Company entered a $14 million construction loan agreement for the development and construction of four assisted living residences. In October 1999, the Company may elect, at its option, to convert the construction loan into a term loan maturing in October 2004. As of December 31, 1997, there was $4.6 million outstanding under this agreement.

     At December 31, 1997, the Company had $98.5 million of outstanding debt (at a weighted average interest rate of 9.1%). At that date, the Company had equity of $26.5 million, which resulted from inception-to-date net capital contributions of $39.1 million (including $27.5 million in net proceeds from the July 1996 public offering) and net operating losses of $12.6 million. The working capital deficiency at December 31, 1997 was $6.7 million.

     During the years ended December 31, 1997, 1996 and 1995, the Company used $57.4 million, $28.5 million, and $10.7 million, respectively, in cash to acquire property and equipment and other assets, and received $49.6 million, $40.8 million and $10.9 million, respectively, in cash from financing activities.

     In 1998 and 1999, the Company plans to open approximately 47 new Company and jointly-owned residences. To date, the Company has opened 5 of these residences, has 14 residences under construction, has obtained zoning approval for an additional 13 residences and has entered into contracts to purchase 7 additional sites. The Company has been, and will continue to be, dependent on third-party financing for its acquisition and development program. The Company estimates that newly developed residences will generally range in cost from $5.0 to $11.0 million, with the development cycle taking up to 24 months from site identification to residence opening. There can be no assurance that financing for the Company's acquisition and development program will be available to the Company on acceptable terms, if at all. Moreover, to the extent the Company acquires properties that do not generate positive cash flow, the Company may be required to seek additional capital for working capital and liquidity purposes. Residences typically reach a stable level of occupancy of over 90% within 12 months and generate break-even cash flows, after debt service, within approximately eight months.

     Additional financing will be required to complete the Company's growth plans and to refinance certain existing indebtedness. As of March 13, 1998, the Company had unused commitments of approximately $35 million from existing debt and lease agreements which have not been specifically committed to a residence. The Company is currently evaluating and negotiating with various lenders with respect to traditional mortgages, sale/leaseback transactions and other forms of off-balance-sheet financing. The Company has existing loans or leases in place for the 14 residences currently under construction and expected to open in 1998. In addition to financing ongoing development and construction costs, the Company will require capital resources to meet its operating and working capital needs incurred through the start-up losses associated with the opening of new residences.

     The Company believes its existing financing commitments, together with additional financing the Company anticipates will be available, will be sufficient to fund its development, construction and working capital needs through 1998.

--------------------------------------------------------------------------------
IMPACT OF YEAR 2000

     The impact of the year 2000 to the Company varies, and from our initial investigation, ranges from insignificant matters to a probable failure of the current accounting system. The Company's computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Further assessment is necessary to determine the cost of eliminating the year 2000 issue. The Company will have to replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. All vendors of integrated hardware and software systems must be contacted to ensure that their product is year 2000 compliant. The Company expects to replace its current accounting system in 1998.

MANAGEMENT'S STATEMENT OF
FINANCIAL RESPONSIBILITY

--------------------------------------------------------------------------------

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


/s/ Richard R. Slager    /s/ Pete A. Klisares      /s/ Thomas J. Klimback

RICHARD R. SLAGER        PETE A. KLISARES         THOMAS J. KLIMBACK
Chairman and Chief       President and Chief      Executive Vice President,
Executive Officer        Operating Officer        and Chief Financial Officer


REPORT OF
INDEPENDENT AUDITORS

--------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF KARRINGTON HEALTH, INC.

     We have audited the accompanying consolidated balance sheets of Karrington Health, Inc. and its subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Karrington Health, Inc. and its subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                                  /s/ Ernst & Young LLP

Columbus, Ohio
March 6, 1998

CONSOLIDATED BALANCE
SHEETS
--------------------------------------------------------------------------------
       K A R R I N G T O N  H E A L T H,  I N C.  A N D  S U B S I D I A R I E S



ASSETS                                                      DECEMBER 31,
                                                     -------------------------
                                                          1997         1996
                                                     ------------  -----------
Current assets:
  Cash and cash equivalents. . . . . . . . . . . .   $  4,370,488  $12,283,185
  Receivables:
    Trade. . . . . . . . . . . . . . . . . . . . .        482,597      105,315
    Due from REIT. . . . . . . . . . . . . . . . .      4.330,981           --
    Affiliates . . . . . . . . . . . . . . . . . .        649,172      678,893
  Prepaid expenses . . . . . . . . . . . . . . . .        281,722      170,254
                                                     ------------  -----------
     Total current assets. . . . . . . . . . . . .     10,114,960   13,237,647
Property and equipment -net (Note 2) . . . . . . .    115,983,043   52,011,748
Cost in excess of net assets
  acquired - net (Note 3). . . . . . . . . . . . .      8,231,073           --
Other assets -net (Note 4) . . . . . . . . . . . .      6,986,724    4,300,546
                                                     ------------  -----------
     Total assets. . . . . . . . . . . . . . . . .   $141,315,800  $69,549,941
                                                     ------------  -----------
                                                     ------------  -----------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities . . . .   $  2,535,969  $   788,981
  Construction payables. . . . . . . . . . . . . .      4,717,230    3,181,560
  Notes payable - banks. . . . . . . . . . . . . .      6,000,000           --
  Payroll and related taxes. . . . . . . . . . . .      1,080,884      735,337
  Unearned resident fees . . . . . . . . . . . . .        861,266      325,111
  Interest payable . . . . . . . . . . . . . . . .        614,919      158,103
  Current portion of long-term obligations . . . .        998,523      242,211
                                                     ------------  -----------
     Total current liabilities . . . . . . . . . .     16,808,791    5,431,303
Long-term obligations (Note 6) . . . . . . . . . .     97,507,467   32,758,692
Deferred income taxes. . . . . . . . . . . . . . .        493,000      683,000
Shareholders' equity (Note 9):
  Common shares, without par value . . . . . . . .     33,484,712   31,984,712
  Accumulated deficit. . . . . . . . . . . . . . .     (6,978,170)  (1,307,766)
                                                     ------------  -----------
     Total shareholders' equity. . . . . . . . . .     26,506,542   30,676,946
                                                     ------------  -----------
     Total liabilities and shareholders'
        equity . . . . . . . . . . . . . . . . . .   $141,315,800  $69,549,941
                                                     ------------  -----------
                                                     ------------  -----------


See accompanying notes.

CONSOLIDATED STATEMENTS
OF OPERATIONS
--------------------------------------------------------------------------------
       K A R R I N G T O N  H E A L T H,  I N C.  A N D  S U B S I D I A R I E S


                                                              YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------
                                                        1997            1996              1995
                                                     ------------   ------------     -------------
Revenues:
  Residence operations . . . . . . . . . . . . . .   $ 18,538,832   $  8,952,759     $  6,219,465
  Development and project management fees. . . . .        681,051        642,803          524,391
                                                     ------------   ------------     ------------
    Total revenues . . . . . . . . . . . . . . . .     19,219,883      9,595,562        6,743,856

Expenses:
  Residence operations . . . . . . . . . . . . . .     13,683,245      6,485,837        4,335,792
  General and administrative . . . . . . . . . . .      4,432,635      2,772,727        1,704,694
  Depreciation and amortization. . . . . . . . . .      2,684,297      1,379,060          979,797
  Rent expense . . . . . . . . . . . . . . . . . .        259,114         89,121           44,520
  Unusual charges (Note 2) . . . . . . . . . . . .      1,380,000             --          492,288
                                                     ------------   ------------     ------------
    Total expenses . . . . . . . . . . . . . . . .     22,439,291     10,726,745        7,557,091
                                                     ------------   ------------     ------------
Operating income (loss). . . . . . . . . . . . . .     (3,219,408)    (1,131,183)        (813,235)

Interest expense . . . . . . . . . . . . . . . . .     (2,743,353)    (1,271,561)      (1,022,516)
Interest income. . . . . . . . . . . . . . . . . .        348,711        470,065               --
Equity in net loss of unconsolidated
  entities (Note 7). . . . . . . . . . . . . . . .       (246,354)        (7,157)        (105,529)
                                                     ------------   ------------     ------------
Loss before income taxes . . . . . . . . . . . . .     (5,860,404)    (1,939,836)      (1,941,280)
Deferred income tax benefit (provision). . . . . .        190,000       (683,000)              --
                                                     ------------   ------------     ------------
Net loss . . . . . . . . . . . . . . . . . . . . .   $ (5,670,404)  $ (2,622,836)    $ (1,941,280)
                                                     ------------   ------------     ------------
                                                     ------------   ------------     ------------

Net loss per common share - basic and diluted:
  Actual . . . . . . . . . . . . . . . . . . . . .   $       (.83)            --               --
  Proforma . . . . . . . . . . . . . . . . . . . .             --   $       (.48)    $       (.45)

Weighted average number of common shares outstanding:
  Actual . . . . . . . . . . . . . . . . . . . . .      6,792,200             --               --
  Proforma . . . . . . . . . . . . . . . . . . . .             --      5,415,800        4,350,000


See accompanying notes.

CONSOLIDATED STATEMENTS
OF EQUITY
--------------------------------------------------------------------------------
       K A R R I N G T O N  H E A L T H,  I N C.  A N D  S U B S I D I A R I E S


                                                            COMMON SHARES
                                                      --------------------------   ACCUMULATED       PARTNERS'
                                                        SHARES         AMOUNT        DEFICIT          EQUITY          TOTAL
                                                      -----------    -----------   -----------     -----------    -----------
Balance at December 31, 1994 . . . . . . . . . .                                                   $(1,763,271)   $(1,763,271)
    Conversion of long-term
      obligations and
      accrued interest to
      partners' equity . . . . . . . . . . . . .                                                     5,330,458      5,330,458
    Cash capital contributions . . . . . . . . .                                                     5,000,000      5,000,000
    Capital distributions. . . . . . . . . . . .                                                      (785,000)      (785,000)
    Net loss . . . . . . . . . . . . . . . . . .                                                    (1,941,280)    (1,941,280)
                                                                                                   -----------    -----------
Balance at December 31, 1995 . . . . . . . . . .                                                     5,840,907      5,840,907
    Net loss . . . . . . . . . . . . . . . . . .                                    $(1,307,766)    (1,315,070)    (2,622,836)
    Reorganization
      transaction (Note 9) . . . . . . . . . . .        4,350,000    $ 4,525,837             --     (4,525,837)            --
    Net proceeds from
      public offering. . . . . . . . . . . . . .        2,350,000     27,458,875             --             --     27,458,875
                                                      -----------    -----------    -----------    -----------    -----------
Balance at December 31, 1996 . . . . . . . . . .        6,700,000     31,984,712     (1,307,766)             0     30,676,946

    Net loss . . . . . . . . . . . . . . . . . .                                     (5,670,404)                   (5,670,404)
    Common shares issued . . . . . . . . . . . .          137,363      1,500,000             --             --      1,500,000
                                                      -----------    -----------    -----------    -----------    -----------
Balance at December 31, 1997 . . . . . . . . . .        6,837,363    $33,484,712    $(6,978,170)   $         0    $26,506,542
                                                      -----------    -----------    -----------    -----------    -----------
                                                      -----------    -----------    -----------    -----------    -----------


See accompanying notes.

CONSOLIDATED STATEMENTS
OF CASH FLOWS
--------------------------------------------------------------------------------
       K A R R I N G T O N  H E A L T H,  I N C.  A N D  S U B S I D I A R I E S



                                                              YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------
                                                        1997            1996              1995
                                                     ------------   ------------     -------------
OPERATING ACTIVITIES
Net loss . . . . . . . . . . . . . . . . . . . . .   $ (5,670,404)  $ (2,622,836)    $ (1,941,280)
Adjustments to reconcile net loss to
  net cash provided by (used in)
  operating activities:
  Provision for terminated projects
    and unusual charges. . . . . . . . . . . . . .      1,191,909             --          587,288
  Depreciation and amortization. . . . . . . . . .      2,684,297      1,379,060          979,797
  Deferred income taxes. . . . . . . . . . . . . .       (190,000)       683,000               --
  Loss on disposal of assets . . . . . . . . . . .             --         10,060            6,938
  Equity in net loss of unconsolidated entities. .        246,354          7,157          105,529
  Change in operating assets and liabilities:
     Receivables . . . . . . . . . . . . . . . . .     (4,370,716)       (17,016)        (659,317)
     Prepaid expenses. . . . . . . . . . . . . . .         15,167        (71,433)          22,197
     Accounts payable and accrued liabilities. . .      5,445,275        174,268          198,573
     Other liabilities . . . . . . . . . . . . . .        485,794        263,441          451,231
                                                     ------------   ------------     ------------
  Net cash provided by (used in)
     operating activities. . . . . . . . . . . . .       (162,324)      (194,299)        (249,044)
INVESTING ACTIVITIES
Purchases of property and equipment. . . . . . . .    (56,234,016)   (25,670,838)     (10,023,395)
Decrease (increase) in escrow balances . . . . . .        587,811     (1,146,004)        (239,000)
Equity contributions to unconsolidated entities. .             --     (1,347,753)              --
Distributions from unconsolidated entity . . . . .        225,000        339,767               --
Acquisition of Kensington - net of cash acquired .     (4,182,733)            --               --
Proceeds from sale of assets . . . . . . . . . . .      6,010,832        101,202               --
Payments of pre-opening costs. . . . . . . . . . .     (1,316,495)      (639,908)        (314,592)
Payments for prepaid rent and other. . . . . . . .     (2,461,648)       (96,571)         (50,320)
                                                     ------------   ------------     ------------
  Net cash used in investing activities. . . . . .    (57,371,249)   (28,460,105)     (10,627,307)
FINANCING ACTIVITIES
Net proceeds from public offering. . . . . . . . .             --     27,458,875               --
Proceeds from notes payable - banks. . . . . . . .      6,000,000             --               --
Proceeds from mortgages. . . . . . . . . . . . . .     37,516,826     21,744,390       14,336,639
Repayment of mortgages . . . . . . . . . . . . . .     (1,258,852)    (7,165,025)      (7,491,258)
Proceeds from affiliated entity. . . . . . . . . .      7,500,000      5,501,535           40,855
Repayment of amounts due affiliated entity . . . .             --     (5,535,375)              --
Payments of financing fees . . . . . . . . . . . .       (137,098)    (1,211,644)        (217,114)
Proceeds from partner's capital contribution . . .             --             --        5,000,000
Payment of partner distributions . . . . . . . . .             --             --         (785,000)
                                                     ------------   ------------     ------------
  Net cash provided by financing activities. . . .     49,620,876     40,792,756       10,884,122
                                                     ------------   ------------     ------------
Increase (decrease) in cash and
  cash equivalents . . . . . . . . . . . . . . . .     (7,912,697)    12,138,352            7,771
Cash and cash equivalents at
  beginning of year. . . . . . . . . . . . . . . .     12,283,185        144,833          137,062
                                                     ------------   ------------     ------------
Cash and cash equivalents at end of year . . . . .   $  4,370,488   $ 12,283,185     $    144,833
                                                     ------------   ------------     ------------
                                                     ------------   ------------     ------------

Supplemental disclosure of cash flow information
Cash paid for interest . . . . . . . . . . . . . .   $  4,653,534   $  2,280,810     $  1,399,347


See accompanying notes.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

FOR THE YEARS ENDED
DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------
1. DESCRIPTION OF THE BUSINESS

     The Company is a developer, owner and operator of licensed, assisted living residences which provides quality professional, personal and health-care services, including an emphasis on Alzheimer's care, for individuals needing assistance with activities of daily living. These activities include bathing, dressing, meal preparation, housekeeping, taking medications, transportation, and other activities that, because of the resident's condition, are difficult for residents to accomplish in an independent living setting. The Company offers its customers a dignified residential environment focused on quality of life. The Company also provides development, support and management services to its joint ventures and others in the long-term care industry. As of December 31, 1997, the Company, including joint ventures, had 27 residences open in Ohio, Pennsylvania, Indiana, Minnesota, North Dakota, Iowa, Colorado and New Mexico and 19 residences under construction in Ohio, Indiana, Minnesota, Pennsylvania, North Carolina and Illinois.

     Karrington Health, Inc. was incorporated in April 1996 to become the parent of Karrington Operating Company (Karrington Operating) upon the consummation of the reorganization transactions which occurred immediately prior to the effective date of the registration statement (see Note 9). Hereinafter, all references to the "Company" encompass Karrington Operating and Karrington Health, Inc. Karrington Operating was an Ohio General Partnership founded in 1991 by DevelopMed Associates, Inc. (Associates) and JMAC Properties, Inc., a private investment company, the principal shareholder of which is JMAC, Inc. (JMAC). Effective December 31, 1996, the net assets of Karrington Operating and three other related partnerships were distributed to new subsidiary corporations of Karrington Health, Inc. The trade name "Karrington Communities," a Registered Trademark, is the operating name of all residences owned and operated by the Company.

--------------------------------------------------------------------------------
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The consolidated financial statements reflect the operations and development activities of the Company and all wholly-owned subsidiaries. Significant intercompany transactions and accounts are eliminated in consolidation.

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

INVESTMENT IN UNCONSOLIDATED ENTITIES

     The Company uses the equity method of accounting for its investments in its 19.9%-50% jointly-owned ventures, which were formed to operate assisted living residences (see Note 7).

REVENUE RECOGNITION

     The Company recognizes assisted living service fee revenue in the period in which it is earned. Payments received in advance are reflected as unearned resident fees in the accompanying consolidated financial statements. Community fees are payments received from residents at move in and may be refundable ratably over three months from the date of admission if the resident moves out. Community fees are recognized as revenue when received less an estimate of the amount that may be refunded. The Company performs development and project management consulting services for its joint ventures and others and recognizes revenue for these fees as the services are provided.

CASH EQUIVALENTS

     The Company considers all liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying value of cash equivalents approximates their fair value.

PROPERTY

     Property and equipment are recorded at cost. In connection with the development of residence projects, the Company has entered into land purchase contracts, agreements with architects, financing agreements and construction contracts which are administered by the Company. All costs related to the development of residences are capitalized during the construction period. Indirect project development and pre-acquisition costs are allocated to projects and also are capitalized. Depreciation is computed when assets are placed in service, using the straight-line method over the respective useful lives of each class of asset which generally are as follows:

-----------------------------------------------
Land improvements                      15 years
-----------------------------------------------
Buildings                              40 years
-----------------------------------------------
Furnishings and equipment          3 - 10 years
-----------------------------------------------

Property and equipment consists of the following:


                                                         DECEMBER 31,
                                               -------------------------------
                                                    1997              1996
                                               -------------     -------------
Land and land improvements . . . . . . . . .   $   7,346,278     $   2,927,878
Buildings. . . . . . . . . . . . . . . . . .      56,038,464        23,242,775
Furnishings and equipment. . . . . . . . . .       7,099,275         3,862,650
Construction-in-progress . . . . . . . . . .      49,425,405        24,147,397
                                                ------------     -------------
   Total . . . . . . . . . . . . . . . . . .     119,909,422        54,180,700
Accumulated depreciation . . . . . . . . . .      (3,926,379)       (2,168,952)
                                                ------------     -------------
Property and equipment - net . . . . . . . .    $115,983,043     $  52,011,748
                                                ------------     -------------
                                                ------------     -------------


--------------------------------------------------------------------------------

UNUSUAL CHARGES

     During the third quarter of 1997, the Company recorded an unusual charge of approximately $1.4 million which primarily related to a $1.2 million charge as a result of a decision to abandon certain projects. The Company's property and equipment includes costs related to acquisition and development of projects in process, including capitalized costs associated with the Company's development department. At the time a project is abandoned, all previously capitalized costs are expensed. The remaining charges primarily relate to severance costs associated with third quarter resignations.

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

ADVERTISING EXPENSE

     Prior to 1995, the Company capitalized advertising expenditures as part of pre-opening costs. In the first quarter of 1995, the Company adopted the provisions of AICPA SOP 93-7, "Reporting on Advertising Costs," expensing advertising expenditures as incurred. The effect of this change was to increase the net loss by $129,000 for 1995. Advertising expenditures were approximately $709,000, $424,000 and $276,000 for 1997, 1996 and 1995,
respectively.

INCOME TAXES

     Partnership taxable income and losses were allocated to the partners for inclusion in their respective income tax returns. Accordingly, no provision or benefit for income taxes was recorded prior to July 18, 1996 (see Note 8).

NET LOSS PER COMMON SHARE

     In February 1997, the FASB issued Statement No. 128, "Earnings Per Share," which eliminates the presentation of primary earnings per share (EPS) and requires the presentation of basic EPS (the principal difference being that common stock equivalents are not considered in the computation of basic
EPS). It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. The Company was required to adopt Statement No. 128 for its year ended December 31, 1997.

     Net loss per common share - basic and diluted for 1997 is computed based on the weighted average number of shares outstanding during the period as the effect of including any common share equivalents would be antidilutive. Common share equivalents are comprised of outstanding stock options. For 1996 and 1995, a proforma net loss per share calculation is presented. The proforma net loss per share - basic and diluted is computed based on the weighted average number of shares outstanding during 1996 and 1995 based on 4,350,000 common shares outstanding following the reorganization (described in Note 9) and the 2,350,000 common shares issued as a result of the Company's initial public offering in July 1996.

--------------------------------------------------------------------------------
3. ACQUISITION

     On April 30, 1997, the Company completed the acquisition, except for one entity which was completed on July 1, 1997, of Kensington Management Group, Inc. and affiliates (Kensington) of Golden Valley, Minnesota. Kensington operates innovative Alzheimer's care communities under the name Kensington Cottages which provide Alzheimer's care programs using medical directors with geriatric and dementia specialties. As of December 31, 1997, Kensington had 11 residences open and five residences under construction for a total of 515 beds in three states.

     The aggregate purchase price approximated $28 million, including cash, the issuance of 137,363 of the Company's common shares, and approximately $22 million in new and assumed bank debt financing. The transaction was accounted for using the purchase method of accounting. Accordingly, the Company began including the operating results of Kensington in its consolidated statement of operations subsequent to April 30, 1997 for seven of the entities and after July 1, 1997 for the remaining entity.

     As a result of the Kensington acquisition, certain accounts in the December 31, 1997 consolidated balance sheet increased significantly as compared to December 31, 1996. These increases included approximately $23 million in property and equipment, other asset increases of approximately $8.7 million related to costs

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

in excess of net assets acquired and deferred financing costs, increases in long-term obligations of approximately $25 million and the issuance of $1.5 million of common shares of the Company. Goodwill related to the acquisition is being amortized using the straight-line method over 40 years.

     The following unaudited proforma consolidated results of operations for the years ended December 31, 1997 and 1996 reflect the proforma effects of the Kensington acquisition as if such transaction had occurred at the beginning of the years presented below. The unaudited proforma information does not purport to be indicative of the Company's results of operations that actually would have occurred had the acquisition of Kensington taken place at the beginning of the years presented below, or that may be expected to occur in the future.

                                   1997                    1996
                              ---------------          ------------
Revenues . . . . . . . . .    $    21,916,000          $ 16,230,000
                              ---------------          ------------
Net loss . . . . . . . . .    $    (6,426,000)         $ (3,884,000)
                              ---------------          ------------
Net loss per share -
  basic and diluted. . . .    $         (0.94)         $      (0.70)
                              ---------------          ------------

--------------------------------------------------------------------------------
4. OTHER ASSETS

     Other assets consist of the following:


                                                     DECEMBER 31,
                                        ----------------------------------
                                               1997               1996
                                        --------------      ---------------
Pre-opening costs, less accumulated
  amortization of $428,390 and
  $180,663 at December 31,
  1997 and 1996, respectively . . . . . $    1,194,496      $      497,298
Deferred financing costs, less
  accumulated amortization of
  $225,967 and $114,845 at
  December 31, 1997 and 1996,
   respectively . . . . . . . . . . . .      1,959,407           1,430,096
Organization costs and
  other, less accumulated
  amortization of $111,506 and
  $169,236 at December 31,
   1997 and 1996, respectively  . . . .        113,001              46,509
Prepaid rent  . . . . . . . . . . . . .      2,432,500                  --
Escrow balance (see Note 6) . . . . . .        797,193           1,385,004
Equity in joint ventures
 (see Note 7) . . . . . . . . . . . . .        384,141             852,503
Deposits and other  . . . . . . . . . .        105,986              89,136
                                        --------------      --------------
                                        $    6,986,724      $    4,300,546
                                        --------------      --------------
                                        --------------      --------------

5. LEASE COMMITMENTS

     The Company has entered into operating lease arrangements expiring in 2010 to 2026 for six residences that are expected to open in 1998 with Meditrust (see Note 6) and two additional land leases related to other residences. These leases provide for renewal periods. Additional lease payments for certain leases are based on increased revenues during specified periods. Certain lessors require the respective residences to maintain specific debt service coverage ratios and consolidated minimum current ratios and net worth requirements. The Company is responsible for the payment of real estate taxes, site maintenance, and access road maintenance. The Company also leases vehicles and certain office equipment for periods up to five years. Future minimum lease payments under noncancellable operating leases are as follows:

1998 . . . . . . . .     $ 5,265,758
1999 . . . . . . . .       5,143,117
2000 . . . . . . . .       5,092,937
2001 . . . . . . . .       4,999,889
2002 . . . . . . . .       4,920,323
THEREAFTER . . . . .      44,730,623
                         -----------
TOTAL  . . . . . . .     $70,152,647
                         -----------
                         -----------


     Total rental costs incurred were $423,000, $221,000 and $104,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

--------------------------------------------------------------------------------
6. NOTES PAYABLE AND LONG-TERM OBLIGATIONS

     In February 1997, the Company entered into a $3 million revolving credit agreement expiring on March 31, 1998. The Company is currently negotiating an extension and increase in the committment which it expects to accomplish in April 1998. Interest is payable monthly and accrues at the bank's prime rate or LIBOR plus 2% if certain financial ratios are met. The Company is required to pay a commitment fee of .25% on the unused portion of the total credit allowed under the agreement and is required to maintain minimum net worth and current ratio amounts. In March 1997, the Company entered into a $5 million line of credit expiring in May 1999. Interest is payable monthly and, at the Company's option, accrues at the bank's prime rate or LIBOR rate plus .75%. At December 31, 1997, there was $6 million outstanding under these agreements. The weighted average interest rate for these agreements was 7.8% for 1997.

--------------------------------------------------------------------------------

Long-term obligations consist of the following:
--------------------------------------------------------------------------------

                                                                                                           DECEMBER 31,
                                                                                                  ----------------------------
                                                                                                      1997            1996
                                                                                                  ------------   -------------
$67,735,000 mortgages payable, due from 2001 through 2006; interest rates ranging from
   8.9% to 10.0% at December 31, 1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 58,056,901   $ 18,360,794
$5,800,000 residential rental development revenue bonds due in annual principal payments ranging from $100,000 to $300,000 beginning in 1998 through 2021.
   Interest is determined weekly (3.8% at December 31, 1997) . . . . . . . . . . . . . . . . .       5,800,000      5,800,000
$45,460,000 construction mortgages payable, interest fluctuates from LIBOR plus 2.75%
   to prime plus 1.25% (8.5% to 9.75% at December 31, 1997). . . . . . . . . . . . . . . . . .      26,449,498      8,751,835
$7,500,000 promissory note payable to JMAC, Inc.; interest at prime
   (8.5% at December 31, 1997). Balance due in January 2000. . . . . . . . . . . . . . . . . .       7,500,000             --
Other long-term obligations. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         699,591         88,274
                                                                                                  ------------   ------------
   Total long-term obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      98,505,990     33,000,903
Less current portion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (998,523)      (242,211)
                                                                                                  ------------   ------------
Long term obligations, less current position . . . . . . . . . . . . . . . . . . . . . . . . .    $ 97,507,467   $ 32,758,692
                                                                                                  ------------   ------------
                                                                                                  ------------   ------------


     The mortgage and construction mortgage loans are collateralized by substantially all the assets of each residence. Certain of the mortgage agreements require the respective residences to maintain specified debt service coverage ratios and consolidated minimum current ratios and net worth requirements. Certain lenders also require escrow balances to be held by the lenders which are included in other assets in the Company's consolidated balance sheets.

     In May 1996, the Company entered into non-binding financing commitment letters with Meditrust Mortgage Investments, Inc. ("MMI"), an affiliate of Meditrust (a large health care REIT). Under the letters, MMI is to provide up to approximately $100 million in financing for one existing and approximately 13 new residences, subject to various terms and conditions. The financings, which may be mortgage or lease financings, are to be entered into on a residence-by-residence basis, and are to be for terms of up to 14 years (with two additional five-year extension periods for the lease transactions). Interest during construction accrues at 2% above the prime rate. On completion of each residence, payments are to be set at an amount equal to 3.25% over the yield at that time on the ten-year U.S. Treasury notes. Additional interest or lease payments are contingent on increased revenues of a financed residence during specified periods. To date, the Company has completed mortgage agreements for four residences totaling $22.4 million and six operating lease transactions for residences expected to open in 1998 totaling $46.2 million.

     On April 30, 1997, the Company entered into a $27.6 million promissory note in conjunction with its acquisition of Kensington (see Note 3) and the build out of nine Kensington cottages on the Rochester, Minnesota campus.
Interest accrues at 10% and is payable monthly.   Principal and interest
installments are payable monthly (based on a 25-year amortization period) beginning in September 1999 through April 2007 at which time the entire outstanding principal balance becomes due. The amount outstanding under the agreement was approximately $19.9 million as of December 31, 1997. The remaining amount will be disbursed in two phases at such time that the nine cottages achieve certain debt service coverage ratios.

     In October 1997, the Company entered a $14 million con-struction loan agreement for the development and construction of four assisted living residences. Interest is payable monthly and accrues at the bank's prime rate plus 11/2% during construction. In October 1999, the Company may elect, at its option, to convert the construction loan into a term loan maturing in October 2004. Principal and interest payments under the term loan would be based on a 25-year amortization schedule with interest accruing at either prime plus 11/2% or an amount equal to 3.0% over the yield at the time on five-year U.S. Treasury notes. The Company is required to maintain minimum net worth and current ratio amounts and, if the term loan is elected, to maintain debt service coverage ratios with respect to individual residences. At December 31, 1997, the company was in violation of certain covenants which the lender has waived through the end of 1998. As of December 31, 1997, there was $4.6 million outstanding under this agreement.

     In December 1997, the Company entered into construction loan agreements totaling $19 million. Interest is payable monthly and accrues at LIBOR plus 2.75% or prime plus 1/2%. In December 2000, the Company may elect, at its option, to extend the agreements up to two additional years. Principal and interest payments under the extension periods would be based on 25-year amortization schedules with interest accruing at variable rates on the debt service coverage ratio with respect to the individual residences.

     In September 1997, the Company entered into a $7.5 million promissory note with JMAC, Inc., a 34% shareholder of the Company. Interest is payable monthly and accrues at a bank's prime rate.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Interest costs incurred were $5,110,000, $2,309,000 and $1,433,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Of these amounts $2,367,000, $1,038,000 and $411,000 were capitalized to construction-in-progress in the respective periods. Interest cost incurred includes amounts due under obligations to JMAC and amounted to $190,000 and $175,000 in 1997 and 1996, respectively. No such amounts were incurred for 1995.

     The carrying amounts of long-term obligations approximate fair value as the interest rates are self-adjusting or are comparable to rates currently available.

     As of December 31, 1997, the long-term obligations mature as follows:

1998 . . . . . . . .            $     998,523
1999 . . . . . . . .                3,458,080
2000 . . . . . . . .               29,023,319
2001 . . . . . . . .                4,740,407
2002 . . . . . . . .                  960,981
Thereafter . . . . .               59,324,680
                                -------------
Total  . . . . . . .            $  98,505,990
                                -------------
                                -------------

     Effective January 1, 1995, the Company's partners entered into a recapitalization agreement whereby subordinated debentures and accrued interest totaling $5,330,458 were converted to partners' equity. In December 1995, the Company entered into a loan agreement with JMAC to provide up to $8,000,000 in subordinated loans to the Company. Interest accrued at 15% per annum. The total amount outstanding of $5,710,000, including accrued interest, was repaid in July 1996 with proceeds from the public offering at which time the agreement terminated.

     In January 1998, the Company entered into two additional construction mortgages totaling $13.6 million at a variable interest rate of LIBOR plus 2.75%.

--------------------------------------------------------------------------------
7. INVESTMENT IN UNCONSOLIDATED ENTITIES

     The Company and Sisters of Charity Health Care Systems, Inc. of Cincinnati, Ohio (a founding system of Catholic Health Initiatives ("CHI")), have entered into five joint venture agreements to develop, own and operate six assisted living residences in Ohio, New Mexico and Colorado. Each project is jointly owned by the Company and CHI, with the Company typically owning approximately 20% of the equity of the project. Construction and permanent debt financing generally is to be arranged by CHI on behalf of the venture and is to be non-recourse to the Company. As of December 31, 1997, the Company has guaranteed $1 million of joint venture debt financing. The Company provides all development and management services with respect to each residence under a standard agreement that generally provides for a development fee of $250,000 per project and a management fee of 5% of revenues.

     Under the agreements with CHI, the Company earned and recorded as revenue development fees of $241,000, $464,000 and $363,000 in 1997, 1996 and
1995, respectively. The Company serves as manager for each of the residences and receives management fees upon commencement of operations. Management fees of $305,000, $149,000 and $112,000 have been recorded as revenues for the years ended December 31, 1997, 1996 and 1995, respectively.

     As of December 31, 1997, 1996 and 1995, six, three and one residences were open, respectively. Summarized unaudited financial information of joint ventures is presented below.


                                                            DECEMBER 31,
                                                     -------------------------
                                                          1997         1996
                                                     ------------  -----------
BALANCE SHEETS
Current assets . . . . . . . . . . . . . . . . . .    $ 1,269,109  $ 1,386,751
Property . . . . . . . . . . . . . . . . . . . . .     29,140,618   20,173,572
Other assets . . . . . . . . . . . . . . . . . . .        946,972      656,715
                                                      -----------  -----------
  Total assets . . . . . . . . . . . . . . . . . .    $31,356,699  $22,217,038
                                                      -----------  -----------
                                                      -----------  -----------

Current liabilities  . . . . . . . . . . . . . . .    $ 1,919,471  $ 2,489,313
Long-term obligations. . . . . . . . . . . . . . .     26,662,372   15,364,102
Joint venture equity . . . . . . . . . . . . . . .      2,774,856    4,363,623
                                                      -----------  -----------
  Total liabilities and joint
   venture equity. . . . . . . . . . . . . . . . .    $31,356,699  $22,217,038
                                                      -----------  -----------
                                                      -----------  -----------



                                                       DECEMBER 31,
                                         --------------------------------------
                                             1997         1996        1995
                                         -----------  -----------  ------------
STATEMENTS
OF OPERATIONS
Residence
    revenues  . . . . . . . . . . . . .  $ 5,468,781   $ 2,347,278  $ 1,868,618

Operating
   expenses . . . . . . . . . . . . . .    4,690,309     1,809,886    1,333,203
Depreciation and
   amortization
   expense. . . . . . . . . . . . . . .      979,746       308,589      281,684
Interest
   expense. . . . . . . . . . . . . . .      977,490       436,646      464,788
                                         -----------   -----------  -----------
    Total
       expenses . . . . . . . . . . . .    6,647,545     2,555,121    2,079,675
                                         -----------   -----------  -----------
Net loss  . . . . . . . . . . . . . . .  $(1,178,764)    $(207,843)  $ (211,057)
                                         -----------   -----------  -----------
                                         -----------   -----------  -----------


     The Company's equity in net loss of unconsolidated entities included in its accumulated deficit at December 31, 1997 was $270,000.

--------------------------------------------------------------------------------

8. INCOME TAXES

     As a partnership, Karrington Operating recorded no provision for income taxes. Partnership income and losses were allocated to JMAC Properties, Inc. and Associates for inclusion in their respective income tax returns. As a result of the reorganization (described in Note 9), the Company applied the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" subsequent to July 18, 1996. Deferred income taxes were provided for differences in the basis for tax purposes and for financial accounting purposes of recorded assets and liabilities as of July 18, 1996. Accordingly, a tax provision and a net deferred income tax liability of $938,000 was recorded in the 1996 balance sheet and statement of operations. The Company recorded a deferred tax benefit of $255,000 related to its financial reporting loss before taxes of $625,000 for the period from July 18, 1996 to December 31, 1996.

     Significant components of income tax expense for the year ended December 31, 1997 and for the period from July 18, 1996 to December 31, 1996 are as follows:

                                                          1997         1996
                                                     ------------  -----------
Current:
      Federal. . . . . . . . . . . . . . . . . . .    $        --   $       --
      State. . . . . . . . . . . . . . . . . . . .             --           --
                                                      -----------   ----------
            Total current. . . . . . . . . . . . .             --           --
                                                      -----------   ----------

Deferred:
      Federal. . . . . . . . . . . . . . . . . . .     (1,977,000)     580,000
      State. . . . . . . . . . . . . . . . . . . .       (343,000)     103,000
      Increase in valuation
         allowance . . . . . . . . . . . . . . . .      2,130,000           --
                                                      -----------   ----------
            Total deferred . . . . . . . . . . . .       (190,000)     683,000
                                                      -----------   ----------
Total provision (benefit). . . . . . . . . . . . .    $  (190,000)  $  683,000
                                                      -----------   ----------
                                                      -----------   ----------


     A reconciliation of the recorded benefit based on the Federal statutory income tax rate to the Company's income tax provision for 1997 and the period from July 18, 1996 to December 31, 1996 is as follows:

                                                          1997         1996
                                                     ------------  -----------
Benefit at Federal statutory rate. . . . . . . . .          (34.0)%      (34.0)%
State income taxes, net of
   Federal benefit . . . . . . . . . . . . . . . .           (5.9)        (5.9)
Nondeductible expenses . . . . . . . . . . . . . .            0.3          0.9
Valuation allowance. . . . . . . . . . . . . . . .           36.4           --
Other  . . . . . . . . . . . . . . . . . . . . . .             --         (1.8)
                                                      -----------   ----------
   Effective income tax rate . . . . . . . . . . .           (3.2)%      (40.8)%
                                                      -----------   ----------
                                                      -----------   ----------


     Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, and operating loss carryforwards for tax purposes.

The components of the deferred income tax assets and liabilities are as follows:


                                                            DECEMBER 31,
                                                     -------------------------
                                                          1997         1996
                                                     ------------  -----------
Deferred income tax assets:
  Accrued liabilities . . . . . . . . . . . . .      $     58,000   $   38,000
  Asset amortization. . . . . . . . . . . . . .           327,000      216,000
  Operating loss
    carryforwards . . . . . . . . . . . . . . .         2,778,000      322,000
  Other . . . . . . . . . . . . . . . . . . . .            10,000       20,000
                                                     ------------   ----------
Total deferred income
  tax assets. . . . . . . . . . . . . . . . . .         3,173,000      596,000
Valuation allowance . . . . . . . . . . . . . .        (2,130,000)          --
                                                     ------------   ----------
Net deferred income tax assets. . . . . . . . .         1,043,000      596,000
                                                     ------------   ----------

Deferred income tax liabilities:
  Property related. . . . . . . . . . . . . . .        (1,534,000)  (1,262,000)
  Other . . . . . . . . . . . . . . . . . . . .            (2,000)     (17,000)
                                                     ------------   ----------
Total deferred income
  tax liabilities . . . . . . . . . . . . . . .        (1,536,000)  (1,279,000)
                                                     ------------   ----------
Net deferred income
  tax liabilities . . . . . . . . . . . . . . .      $   (493,000)  $ (683,000)
                                                     ------------   ----------
                                                     ------------   ----------


     Net deferred income tax assets, including net operating loss carry-forwards, represent the amounts of tax assets that the company could realize if certain tax planning strategies were employed. No valuation allowance for deferred tax assets was recorded at December 31, 1996 as all tax assets could be realized via tax planning strategies. The Company's net operating loss carryforwards of $6.9 million expire from 2011 through 2012.

--------------------------------------------------------------------------------
9. EQUITY

     At December 31, 1997, the Company's authorized capital shares consisted of (a) 28,000,000 common shares, without par value, of which 6,837,363 were issued and outstanding and (b) 2,000,000 non-voting preferred shares without par value, none of which have been issued. The Company's Board of Directors has the authority to issue preferred shares in one or more series and to fix the designations, the number of shares in such series, liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the Company's shareholders. Any series of preferred shares so issued could have priority over the common shares with respect to dividend or liquidation rights or both.

     On July 18, 1996, 3,000,000 of the Company's common shares were sold pursuant to its initial public offering. Of the total shares sold, 2,350,000 common shares were sold by the Company and 650,000 common shares were sold by JMAC. The net proceeds to the Company were approximately $27.5 million of which $5.7 million was used to repay indebtedness due JMAC. The balance of the net proceeds was used to finance the develop-

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

ment and acquisition of additional assisted living residences and for working capital and general corporate purposes.

     Immediately prior to July 18, 1996, the shareholders of JMAC Properties, Inc. and Associates contributed the stock in their respective companies for stock in the Company. The shareholder of JMAC Properties, Inc. received 66 2/3% of the pre-offering outstanding common shares of the Company while the shareholders of Associates received the remaining 33 1/3% (a total of 4,350,000 shares). Following the reorganization, JMAC Properties, Inc. and Associates became wholly-owned subsidiaries of the Company. As a result, the Company owned 100% of the equity interests of Karrington Operating.

     As part of the consideration for the Kensington acquisition (see Note 3) the Company issued 137,363 common shares on April 30, 1997.

--------------------------------------------------------------------------------
10. INCENTIVE STOCK AND 401(k) PLANS

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

     The Company has granted non-qualified options to certain officers, key employees and non-employee directors. The employee options have a ten-year term with 25% of the options vesting on each of the second through the fifth anniversaries of the date of grant. Non-employee director options are exercisable beginning six months after the effective date of grant with a ten-year term. Each continuing non-employee director will receive on the day after each annual meeting of shareholders, a grant of a non-qualified stock option to purchase 2,000 common shares of the Company at an exercise price equal to the fair market value of the shares on the date of grant.

     Stock option activity for 1997 and 1996 is as follows:


                                                      WEIGHTED
                                                       AVERAGE    RANGE OF
                                                       EXERCISE   EXERCISE
                                           SHARES       PRICE      PRICES
                                          --------     --------  ------------
Balance December 31, 1995. . . . . . . .        --
  Granted. . . . . . . . . . . . . . . .   169,000      $13.00         $13.00
                                          --------      ------  -------------
Balance December 31, 1996. . . . . . . .   169,000       13.00          13.00
  Granted. . . . . . . . . . . . . . . .   215,500       12.25  $ 11.00-12.88
  Forfeited. . . . . . . . . . . . . . .   (27,000)      13.00          13.00
                                          --------      ------  -------------
Balance December 31, 1997. . . . . . . .   357,500       12.55    11.00-13.00
                                          --------      ------  -------------
                                          --------      ------  -------------


     At December 31, 1997, the average remaining contractual life was 9.2 years and 72,000 non-employee director options were exercisable at a weighted average exercise price of $12.88.

     In 1996, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation." The Statement allows for a fair value-based method of accounting for employee stock options and similar equity instruments. In accordance with the provisions of SFAS No. 123, the Company has elected to account for options granted under the Plan in accordance with APB Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations. If the Company had elected to recognize compensation cost based on the fair value of options at the grant date as prescribed by SFAS No. 123, net loss and net loss per common share - basic and diluted would have increased by $295,000 and $.04, respectively, for 1997 and $291,000 and $.05, respectively, for 1996. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model. The assumptions used in the model included an expected dividend yield of 0%, an expected stock price volatility of .47 in 1997 and
 .34 in 1996, a risk-free interest rate of 6.0% in 1997 and 6.5% in 1996, and an expected life of the options of 2 or 7 years in 1997 and 10 years in 1996.
 The financial effects of applying SFAS No. 123 are not likely to be representative of the effects on reported results of operations for future years.

     In 1997, the Company established the Karrington Health, Inc. and Affiliates 401(k) Plan (the "401(k) Plan") for the benefit of eligible full-time employees of the Company and its joint ventures. Eligible participants may contribute up to 10% of their compensation to the 401(k) Plan and self-direct such contributions. The Company may, in its discretion, make annual matching and/or discretionary contributions on behalf of each eligible participant which vest over a six year period. No Company matching or discretionary contributions were expensed in 1997.

--------------------------------------------------------------------------------
11. COMMITMENTS

     The Company has commitments totaling approximately $10,926,000 at December 31, 1997 for various land purchase contracts and $38,284,000 for various construction contracts.

--------------------------------------------------------------------------------
12. SUPPLEMENTAL PROFORMA LOSS PER SHARE

     Supplemental proforma net loss and net loss per share (basic and diluted) for the year ended December 31, 1996 would have been $2,535,000 and $.44, respectively, had the retirement of the JMAC debt taken place at January 1, 1996. Supplemental net loss per share (basic and diluted) was based on the weighted average number of shares of common stock outstanding during the period plus the estimated number of shares to be issued to repay the JMAC debt.

SELECTED CONSOLIDATED
FINANCIAL DATA
--------------------------------------------------------------------------------

          (AMOUNTS IN THOUSANDS, EXCEPT OTHER OPERATING DATA AND PER SHARE DATA)

                                                                      YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------------
                                                      1997         1996         1995         1994          1993
                                                    --------     --------    ---------     --------      --------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Residence operations . . . . . . . . . . . . .    $ 18,539     $  8,953    $  6,220     $  4,977      $  2,288
  Development and project
    management fees. . . . . . . . . . . . . . .         681          643         524          287            18
                                                    --------     --------    --------    ---------      --------
      Total. . . . . . . . . . . . . . . . . . .      19,220        9,596       6,744        5,264         2,306
Expenses:
  Residence operations . . . . . . . . . . . . .      13,683        6,486       4,335        3,409         1,908
  General and administrative . . . . . . . . . .       4,433        2,773       1,705          634           170
  Depreciation and amortization. . . . . . . . .       2,684        1,379         980          844           505
  Rent expense . . . . . . . . . . . . . . . . .         259           89          45           45            --
  Unusual charges. . . . . . . . . . . . . . . .       1,380           --         492           --            --
                                                    --------     --------    --------    ---------      --------
      Total. . . . . . . . . . . . . . . . . . .      22,439      10,727        7,557        4,932         2,583
                                                    --------     --------    --------    ---------      --------
Operating income (loss). . . . . . . . . . . . .      (3,219)      (1,131)       (813)         332          (277)

Interest expense . . . . . . . . . . . . . . . .      (2,743)      (1,272)     (1,023)      (1,350)         (707)
Interest income. . . . . . . . . . . . . . . . .         349          470          --           --            --
Equity in net loss of unconsolidated entities. .        (247)          (7)       (105)         (17)           --
                                                    --------     --------    --------    ---------      --------
Loss before income taxes . . . . . . . . . . . .      (5,860)      (1,940)     (1,941)      (1,035)         (984)
Deferred income tax benefit (provision). . . . .         190         (683)         --          --             --
                                                    --------     --------    --------    ---------      --------
Net loss   . . . . . . . . . . . . . . . . . . .    $ (5,670)    $ (2,623)   $ (1,941)   $  (1,035)     $   (984)
                                                    --------     --------    --------    ---------      --------
                                                    --------     --------    --------    ---------      --------

Net loss per common share - basic and diluted:
  Actual . . . . . . . . . . . . . . . . . . . .    $   (.83)          --          --           --            --
  Proforma . . . . . . . . . . . . . . . . . . .          --     $   (.48)   $   (.45)   $    (.24)     $   (.23)

Weighted average number of common shares outstanding:
  Actual . . . . . . . . . . . . . . . . . . . .       6,792           --          --           --            --
  Proforma . . . . . . . . . . . . . . . . . . .          --        5,416       4,350        4,350         4,350

OTHER OPERATING DATA:
Residences (end of year) (1):
  Open   . . . . . . . . . . . . . . . . . . . .          27            9           5            4             3
  Under construction . . . . . . . . . . . . . .          19           17           5            1             1
  Under contract . . . . . . . . . . . . . . . .          20           10           8            2             1
Number of units (end of year) (1):
  Open   . . . . . . . . . . . . . . . . . . . .       1,124          454         272          213           160
  Under construction . . . . . . . . . . . . . .       1,019        1,010         243           59            53
  Under contract . . . . . . . . . . . . . . . .       1,390          742         509          128            59

BALANCE SHEET DATA:
Working capital (deficit). . . . . . . . . . . . .  $ (6,694)    $  7,806    $ (1,575)   $    (911)     $   (702)
Total assets . . . . . . . . . . . . . . . . . . .   141,316       69,550      26,676       16,292        14,883
Long-term obligations, less current portion. . . .    97,507       32,759      18,250       16,778        14,472
Equity (deficit) . . . . . . . . . . . . . . . . .    26,507       30,677       5,841       (1,763)         (728)



(1) Includes residences jointly-owned by the Company and CHI.

COMMON SHARE
INFORMATION
--------------------------------------------------------------------------------

     The Company's common shares, without par value, are quoted on the Nasdaq National Market System under the symbol KARR. The following table reflects the range of the reported high and low closing prices of the common shares as reported on the Nasdaq National Market System, from the effective date of the IPO (July 18, 1996) to March 16, 1998.

     According to the records of the Company's transfer agent, the Company had 102 shareholders of record as of March 13, 1998. The Company believes a substantially larger number of beneficial owners hold such shares in depository or nominee form.

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


                                                          HIGH           LOW
--------------------------------------------------------------------------------
1996: Quarter Ended
     September 30, 1996 (beginning July 19, 1996). . .   $13.50         $12.25
     December 31, 1996 . . . . . . . . . . . . . . . .    16.00          12.25
--------------------------------------------------------------------------------
1997: Quarter Ended
     March 31, 1997. . . . . . . . . . . . . . . . . .   $12.75         $10.50
     June 30, 1997 . . . . . . . . . . . . . . . . . .    16.00          10.25
     September 30, 1997. . . . . . . . . . . . . . . .    16.50          11.50
     December 31, 1997 . . . . . . . . . . . . . . . .    14.50          10.50
--------------------------------------------------------------------------------
1998: Through March 16, 1998 . . . . . . . . . . . . .   $13.63         $11.00
--------------------------------------------------------------------------------


SHAREHOLDER
INFORMATION
--------------------------------------------------------------------------------

CORPORATE OFFICE
Karrington Health, Inc.
919 Old Henderson Road
Columbus, OH  43220
Phone: (614) 451-5151
http://www.karrington.com

COMMON STOCK
The common stock of Karrington Health, Inc. is traded on the Nasdaq National Market System under the symbol "KARR".

TRANSFER AGENT &
REGISTRAR
Shareholders with inquiries regarding address corrections, lost certificates, changes in registration, and other shareholder matters should contact Karrington's stock transfer agent listed as follows:

National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH  44193-0900
1-800-622-6757

INVESTOR RELATIONS
CONTACT
Richard R. Slager, Chairman and CEO, (614) 451-5151

FINANCIAL INFORMATION
Requests for published information about Karrington Health, Inc. may be sent to the Company's Corporate Office or telephoned in to the Company's Investor Relations Contact at (614) 451-5151.

RESEARCH COVERAGE
J. C. Bradford & Co.
Salomon Smith Barney Inc.

ANNUAL MEETING
The 1998 Annual Meeting of Shareholders will be held at 11:00 a.m. (EST) Tuesday, May 12, 1998 at the Wyndham Dublin Hotel. Shareholders are cordially invited to attend.

FORM 10-K
The Company's Annual Report on Form 10-K will be sent free of charge to shareholders upon written request to the Investor Relations Department at Karrington Health, Inc.'s Corporate Office.


[LOGO]

DIRECTORS AND
OFFICERS
--------------------------------------------------------------------------------

BOARD OF DIRECTORS
--------------------------------------------------------------------------------

JOHN S. CHRISTIE
President, JMAC, Inc.

JOHN H. MCCONNELL
Founder and Chairman
Emeritus, Worthington
Industries, Inc.

HAROLD  A. POLING
Retired, former Chairman,
Ford Motor Company

DAVID H.  HOAG
Chairman, President and
Chief  Executive Officer,
The LTV Corporation

CHARLES H. MCCREARY, III
Partner, Bricker & Eckler

MICHAEL H. THOMAS
Executive Vice President
and Treasurer, JMAC, Inc.

BERNADINE P. HEALY, M.D.
Dean, College of Medicine,
The Ohio State University

JAMES V. PICKETT
Vice Chairman,
Banc One Capital Corporation

ROBERT D. WALTER
Chairman and Chief Executive
Officer, Cardinal Health, Inc.


CORPORATE OFFICERS
--------------------------------------------------------------------------------

RICHARD R. SLAGER
Chairman and Chief
Executive Officer

PETE A. KLISARES
President and Chief
Operating Officer

THOMAS J. KLIMBACK
Executive Vice President and
Chief Financial Officer

ROBIN V. HOLDERMAN
Executive Vice President of
Corporate Development

JOHN K. KNUTSON
Executive Vice President
of Operations

MARK N. MACE
Senior Vice President of
Finance, Treasurer, Principal
Accounting Officer

STEPHEN LEWIS
Senior Vice President of
Development, General Counsel
and Assistant Secretary

LISTING OF KARRINGTON PROPERTIES
(AS OF MARCH 23, 1998)

--------------------------------------------------------------------------------


                              TYPE OF          METRO         OPENED OR   NUMBER   NUMBER
                             OWNERSHIP       LOCATION        ACQUIRED   OF UNITS  OF BEDS
-----------------------------------------------------------------------------------------
OPEN RESIDENCES
-----------------------------------------------------------------------------------------
Karrington of Bexley              O         Columbus, OH       10/92       53       62
-----------------------------------------------------------------------------------------
Karrington on the Scioto          O         Columbus, OH        3/93       53       63
-----------------------------------------------------------------------------------------
Karrington at Tucker Creek        O         Columbus, OH       12/93       54       62
-----------------------------------------------------------------------------------------
Karrington of Oakwood             J          Dayton, OH        11/94       53       62
-----------------------------------------------------------------------------------------
Karrington of
  Shaker Heights                  O        Cleveland, OH       10/95       59       67
-----------------------------------------------------------------------------------------
Karrington Place
  (Alz. Residence)                O         Columbus, OH        2/96       26       31
-----------------------------------------------------------------------------------------
Karrington of South Hills         O        Pittsburgh, PA       8/96       67       81
-----------------------------------------------------------------------------------------
Karrington of Albuquerque         J       Albuquerque, NM      10/96       61       74
-----------------------------------------------------------------------------------------
St. Francis Place
  (Alz. Residence)                J       Albuquerque, NM      10/96       28       32
-----------------------------------------------------------------------------------------
Karrington at Fall Creek          O       Indianapolis, IN      3/97       61       71
-----------------------------------------------------------------------------------------
Karrington Commons of
  Buffalo                         O         Buffalo, MN         5/97       72       75
-----------------------------------------------------------------------------------------
Karrington Commons of
  Bismarck                        O         Bismarck, ND        5/97       72       81
-----------------------------------------------------------------------------------------
Karrington Cottages of
  Bismarck                        O         Bismarck, ND        5/97       12       20
-----------------------------------------------------------------------------------------
Karrington Cottages of
  Waterloo                        O         Waterloo, IA        5/97       12       20
-----------------------------------------------------------------------------------------
Karrington Cottages of
  Mankato                         O         Mankato, MN         5/97       12       20
-----------------------------------------------------------------------------------------
Karrington Cottages of
  Rochester I                     O        Rochester, MN        5/97       12       20
-----------------------------------------------------------------------------------------
Karrington Cottages of
  Rochester II                    O        Rochester, MN        5/97       12       20
-----------------------------------------------------------------------------------------
Karrington Cottages of
  Rochester III                   O        Rochester, MN        5/97       16       28
-----------------------------------------------------------------------------------------
Karrington Cottages of
  Rochester IV                    O        Rochester, MN        5/97       16       28
-----------------------------------------------------------------------------------------
Karrington of Kenwood             J        Cincinnati, OH       6/97       67       77
-----------------------------------------------------------------------------------------
Karrington Cottages of
  Buffalo I                       O         Buffalo, MN         7/97       12       20
-----------------------------------------------------------------------------------------
Karrington Cottages of
  Buffalo II                      O         Buffalo, MN         7/97       12       20
-----------------------------------------------------------------------------------------
Karrington of  Willow Lake        O       Indianapolis, IN      8/97       61       72
-----------------------------------------------------------------------------------------
Karrington of  Fort Wayne         O        Fort Wayne, IN       8/97       61       72
-----------------------------------------------------------------------------------------
Karrington of  Englewood          J          Dayton, OH         9/97       48       61
-----------------------------------------------------------------------------------------
Karrington of                                 Colorado
  Colorado Springs                J         Springs, CO        12/97       64       71
-----------------------------------------------------------------------------------------
Karrington of Findlay             O         Findlay, OH        12/97       48       61
-----------------------------------------------------------------------------------------
Karrington of Fremont             O         Fremont, OH         2/98       48       61
-----------------------------------------------------------------------------------------
Karrington of Wooster             O         Wooster, OH         2/98       48       61
-----------------------------------------------------------------------------------------
Karrington of Bath                L          Akron, OH          2/98       67       75
-----------------------------------------------------------------------------------------
Karrington of Gahanna
  (Alz. Residence)                L         Columbus, OH        2/98       50       54
-----------------------------------------------------------------------------------------
Karrington of Carmel              L       Indianapolis, IN      3/98       57       72
-----------------------------------------------------------------------------------------

TOTAL                                                                   1,394    1,694


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

KEY:
--------------------------------------------------------------------------------
O = OWNED                I = IN ZONING
--------------------------------------------------------------------------------
L = LEASED               J = JOINTLY OWNED
--------------------------------------------------------------------------------
M = MAJORITY OWNED       Z = ZONED
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                 TYPE OF          METRO         PLANNED   PLANNED  PLANNED
                                 OWNERSHIP       LOCATION       OPENING    UNITS     BEDS
--------------------------------------------------------------------------------------------
RESIDENCES UNDER CONSTRUCTION
--------------------------------------------------------------------------------------------
Karrington Cottages of
Rochester V                          O          Rochester, MN      4/98        16       28
--------------------------------------------------------------------------------------------
Karrington Cottages of
Rochester VI                         O          Rochester, MN      4/98        20       36
--------------------------------------------------------------------------------------------
Karrington of Rocky River            O          Cleveland, OH      4/98        64       72
--------------------------------------------------------------------------------------------
Karrington of
South Charlotte                      O          Charlotte, NC      4/98        74       84
--------------------------------------------------------------------------------------------
Karrington Cottages of
Rochester VII                        O          Rochester, MN      4/98        20       36
--------------------------------------------------------------------------------------------
Karrington Cottages of
Rochester VIII                       O          Rochester, MN      4/98        20       36
--------------------------------------------------------------------------------------------
Karrington of
Presque Isle Bay                     O           Erie, PA          5/98        69       80
--------------------------------------------------------------------------------------------
Karrington Cottages of
Rochester IX                         O          Rochester, MN      5/98        15       27
--------------------------------------------------------------------------------------------
Karrington of Ann Arbor              L          Ann Arbor, MI      6/98        67       75
--------------------------------------------------------------------------------------------
Karrington of Poland                 L        Youngstown, OH       7/98        67       75
--------------------------------------------------------------------------------------------
Karrington of Eastover               L          Charlotte, NC      8/98        88      100
--------------------------------------------------------------------------------------------
Karrington of Park Ridge             M           Chicago, IL       8/98       111      132
--------------------------------------------------------------------------------------------
Karrington at The Shawhan            O          Tiffin, OH         9/98        54       66
--------------------------------------------------------------------------------------------
Karrington of Monroeville            O        Pittsburgh, PA       9/98        64       72
--------------------------------------------------------------------------------------------

TOTAL                                                                         749      919



                                STAGE OF        METRO         PLANNED       PLANNED   PLANNED
                                DEVELOPMENT     LOCATION      OPENING        UNITS     BEDS
--------------------------------------------------------------------------------------------
RESIDENCES IN DEVELOPMENT
Karrington at the
Highlands                            Z          Mobile, AL    2Q, 1999         68       77
--------------------------------------------------------------------------------------------
Karrington of
Northpointe                          Z           Jackson, MS  2Q, 1999         68       77
--------------------------------------------------------------------------------------------
Karrington of Northwood              Z          Dallas, TX    2Q, 1999         68       78
--------------------------------------------------------------------------------------------
Karrington of Hamilton               Z         Hamilton, OH   2Q, 1999         48       61
--------------------------------------------------------------------------------------------
Karrington of Finneytown             Z        Cincinnati, OH  2Q, 1999         67       75
--------------------------------------------------------------------------------------------
Karrington of
Pleasant Valley                      Z          Cleveland, OH 2Q, 1999         72       82
--------------------------------------------------------------------------------------------
Karrington of
Farmington Hills                     Z           Detroit, MI  2Q, 1999         72       83
--------------------------------------------------------------------------------------------
Karrington of Millcreek              Z           Erie, PA     3Q, 1999         48       61
--------------------------------------------------------------------------------------------
Karrington of Edina                  Z        Minneapolis, MN 3Q, 1999         93      105
--------------------------------------------------------------------------------------------
Karrington of Naperville             I           Chicago, IL  3Q, 1999         93      105
--------------------------------------------------------------------------------------------
Karrington of Kearney                Z           Kearney, NE  3Q, 1999         48       61
--------------------------------------------------------------------------------------------
Karrington of Mansfield              I          Mansfield, OH 3Q, 1999         48       61
--------------------------------------------------------------------------------------------
Karrington of Tacoma                 Z          Tacoma, WA    4Q, 1999         72       83
--------------------------------------------------------------------------------------------
Karrington of Grand Rapids           I       Grand Rapids, MI 4Q, 1999         72       83
--------------------------------------------------------------------------------------------
Karrington of Forest Acres           I         Columbia, SC   4Q, 1999         72       83
--------------------------------------------------------------------------------------------
Karrington of
Cuyahoga Falls                       I            Akron, OH   4Q, 1999         72       83
--------------------------------------------------------------------------------------------
Karrington of
Audobon Park                         I           Memphis, TN  4Q, 1999         93      105
--------------------------------------------------------------------------------------------
Karrington of Bethel Park            I        Pittsburgh, PA  4Q, 1999         72       83
--------------------------------------------------------------------------------------------
Karrington of Santa Rosa             Z        Santa Rosa, CA  1Q, 2000         72       83
--------------------------------------------------------------------------------------------
Karrington of Novato                 Z          Novato, CA    1Q, 2000         72       83
--------------------------------------------------------------------------------------------

TOTAL                                                                       1,390    1,612


     KARRINGTON MARKET AREAS*

     KARRINGTON

     RESIDENCES WHICH

     ARE CURRENTLY OPEN

     (TOTAL 32)

-    OPEN RESIDENCES


     KARRINGTON

     RESIDENCES WHICH

     ARE CURRENTLY OPEN OR

     UNDER CONSTRUCTION

     (TOTAL 46)

-    RESIDENCES UNDER CONSTRCTION

     KARRINGTON

     RESIDENCES WHICH

     ARE CURRENTLY OPEN,

     UNDER CONSTRUCTION

     OR UNDER CONTRACT

     (TOTAL 66)

-    RESIDENCES IN DEVELOPMENT

                                    *INFORMATION IS CURRENT AS OF MARCH 23, 1998

[MAP: Three maps of United States showing (1) Karrington locations open, (2) Karrington locations open or under construction and (3) Karrington locations open, under construction or under contract.]

KARRINGTON HEALTH, INC.


919 OLD HENDERSON ROAD

COLUMBUS, OHIO  43220

TEL: 614.451.5151

FAX: 614.451.5199

http://www.karrington.com